UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 29, 2010, as amended (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and the financial statements and notes of PEMEX beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the 2010 audited financial statements included in this report. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 22, 2010, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On May 20, 2011, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 11.6555 = U.S. $1.00.

Selected Financial Data

The selected financial data set forth below as of and for the five years ended December 31, 2010 have been derived from our audited consolidated financial statements for the years ended December 31, 2006 and 2007, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2008, 2009 and 2010. PEMEX’s consolidated financial statements were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, for the 2007, 2008, 2009 and 2010 fiscal years, and for the 2006 fiscal year they were audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm. The selected financial data as of and for the three-month periods ended March 31, 2010 and 2011 have been derived from the unaudited condensed consolidated interim financial data of PEMEX for the three-month periods ended March 31, 2010 and 2011.

Our audited consolidated financial statements for the five years ended December 31, 2010 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs), which replaced Mexican Generally Accepted Accounting Principles (Mexican GAAP) as of January 1, 2006, although this change had no accounting implications for PEMEX. The unaudited condensed consolidated interim financial statements of PEMEX as of March 31, 2011 and for the three-month periods ended March 31, 2010 and 2011 were also prepared in accordance with Mexican FRS. In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIFs for periods ending on or after January 1, 2006.

Beginning January 1, 2003, we recognized the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which required the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican FRS (which we refer to as Bulletin B-10). As a result of the provisions of Bulletin B-10, we restated our consolidated financial statements for the year ended December 31, 2006, in order to present our results for that year on the same basis and purchasing power as the results for the year ended December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements for the year then ended are expressed in thousands of constant Mexican pesos as of December 31, 2007. The December 31, 2007 restatement factor applied to the financial statements at and for the year ended December 31, 2006 was 1.0376, which corresponds to inflation from January 1, 2007 through December 31, 2007, based on the national consumer price index (the NCPI).

Pursuant to Financial Reporting Standard (FRS) B-10 “Effects of Inflation” (which we refer to as FRS B-10) commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31 2007, 2008, 2009 and 2010 did not qualify as inflationary (because accumulated inflation for such periods was below 26%), we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008, 2009 and 2010 and for the quarter ended March 31, 2011. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007.

See Note 3(a) to our 2010 audited consolidated financial statements for a summary of the effects of application of FRS B-10 and Notes 3(h), 3(p) and 3(v) to our 2010 audited consolidated financial statements included herein for discussion of the inflation accounting rules applied prior to the adoption of FRS B-10.

Mexican FRS differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The financial data as of and for the year ended December 31, 2010 have not yet been reconciled to U.S. GAAP and our interim financial data will not be reconciled to U.S. GAAP. However, the results of operations under U.S. GAAP will be different from those under Mexican FRS.

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)					March 31,(1) (3)
	2006	2007	2008	2009	2010	2010	2011
	(millions of pesos) (4)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales	Ps. 1,106,101	Ps. 1,139,257	Ps. 1,328,950	Ps. 1,089,921	Ps. 1,282,064	Ps. 307,875	Ps. 352,700
Operating income	606,868	593,652	571,111	428,277	545,521	137,559	163,481
Comprehensive financing result	(23,847)	(20,047)	(107,512)	(15,308)	(11,969)	14,232	8,725
Net income (loss) for the year	46,953	(18,308)	(112,076)	(94,662)	(47,463)	1,443	4,208
Amounts in accordance with U.S. GAAP:
Total sales	1,106,101	1,139,257	1,328,950	1,089,921	N.A.	n.a.	n.a.
Operating income	614,067	584,703	627,865	459,947	N.A.	n.a.	n.a.
Comprehensive financing (cost) income	(18,151)	(25,610)	(123,863)	(5,094)	N.A.	n.a.	n.a.
Net income (loss) for the period	56,722	(32,642)	(67,766)	(52,572)	N.A.	n.a.	n.a.
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	195,777	170,997	114,224	159,760	133,587	n.a.	126,721
Total assets	1,250,020	1,330,281	1,236,837	1,332,037	1,392,715	n.a.	1,403,806
Long-term debt	524,475	424,828	495,487	529,258	575,171	n.a.	555,643
Total long-term liabilities	1,032,251	990,909	1,033,987	1,155,917	1,299,245	n.a.	1,296,113
Equity (deficit)	41,456	49,908	26,885	(66,840)	(113,783)	n.a.	(111,103)
Amounts in accordance with U.S. GAAP:
Total assets	1,224,272	1,211,719	1,239,464	1,321,570	N.A.	n.a.	n.a.
Equity (deficit)	(22,883)	(198,083)	(145,420)	(423,159)	N.A.	n.a.	n.a.
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization	65,672	72,592	89,840	76,891	96,482	22,346	23,561
Investments in fixed assets at cost(5)	104,647	155,121	132,092	213,232	184,584	38,263	27,583
Ratio of earnings to fixed charges: Mexican FRS(6)	1.8581	—	—	—	—	n.a.	n.a.
U.S. GAAP(6)	2.0680	—	—	—	N.A.	n.a.	n.a.

n.a. = Not applicable.

N.A. = Not available.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163, RepCon Lux, S.A., and Pemex Finance, Ltd.).
(2)	Mexican FRS differ in certain significant respects from U.S. GAAP. For the principal differences between U.S. GAAP and Mexican FRS affecting our consolidated financial statements, see “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” in the Form 20-F.
(3)	Unaudited.
(4)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from January 1, 2007 through December 31, 2007.
(5)	Includes investments in fixed assets and capitalized interest until 2006, and, beginning with 2007, capitalized comprehensive financial result. The amount of our investment in fixed assets in 2006 and 2007 was derived from our accounting records, but does not appear directly in the corresponding statement of changes in financial position. Beginning with fiscal year 2008, the amount presented for investment in fixed assets is that which is included in the statement of cash flows. See Note 3(h) to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(6)	Under Mexican FRS, earnings for the years ended December 31, 2007, 2008, 2009 and 2010 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 16,174 million, Ps. 97,735 million, Ps. 88,310 million and Ps. 46,384 million for the years ended December 21, 2007, 2008, 2009 and 2010, respectively. Under U.S. GAAP, earnings for the years ended December 31, 2007, 2008 and 2009 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 33,160 million, Ps. 56,880 million and Ps. 46,426 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Source: PEMEX’s audited consolidated financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2011, as calculated in accordance with Mexican FRS.

	At March 31, 2011(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 453,590	U.S.$	37,901
Long-term domestic debt	102,053		8,527

Total long-term debt(3)	555,643		46,428

Certificates of Contribution “A”(4)	96,958		8,102
Mexican Government contributions to Petróleos Mexicanos	180,382		15,072
Legal reserve	988		83
Donation surplus	3,458		289
Comprehensive income result	2,858		239
Accumulated losses from prior years	(399,954)		(33,419)
Net income for the period	4,208		352

Total equity	(111,103)		(9,283)

Total capitalization	Ps. 444,540	U.S.$	37,145

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.9678 = U.S. $1.00 at March 31, 2011. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since March 31, 2011.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 96.5 billion (U.S. $8.1 billion) at March 31, 2011. See “Liquidity and Capital Resources.”
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited consolidated condensed interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Three Months of 2011 Compared to First Three Months of 2010

The interim financial statements should be read in conjunction with the consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, included in this report beginning on page F-1. The unaudited condensed consolidated interim financial information set forth below was derived from our unaudited condensed consolidated interim financial statements as of March 31, 2011 and for the three month periods ended March 31, 2010 and 2011, which were prepared in accordance with Mexican FRS. This unaudited condensed consolidated interim financial information was not reconciled to U.S. GAAP.

	Three months ended March 31,
	2010(1)	2011(1)(2)
	(millions of pesos or U.S. dollars)
Net sales
Domestic	Ps. 165,786	Ps. 179,316	U.S.$	14,983
Export	140,661	172,151		14,385
Services income	1,428	1,234		103

Total revenues	307,875	352,700		29,471
Costs of sales	(144,630)	(165,839)		(13,857)
General expenses	(25,687)	(23,380)		(1,954)
Operating income	137,559	163,481		13,660
Other revenues (expenses)—net(3)	22,094	29,689		2,481
Comprehensive financing result(4)	14,232	8,725		729
Profit/(loss) sharing in non-consolidated subsidiaries and affiliates	(403)	269		22

Income before taxes and duties	173,482	202,164		16,892
Taxes and duties	(172,039)	(197,956)		(16,541)

Net income for the period	Ps. 1,443	Ps. 4,208	U.S.$	352

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.9678 = U.S. $1.00 at March 31, 2011 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the IEPS tax credit in 2010 and 2011, when the IEPS tax rate was negative.
(4)	Includes exchange rate gains in the amount of Ps. 27.5 billion in the first three months of 2010 and exchange rate gains in the amount of Ps. 10.3 billion in the first three months of 2011.
Source:	PEMEX’s unaudited consolidated condensed interim financial statements.

Sales

Total sales increased by 14.6%, from Ps. 307.9 billion in the first three months of 2010 to Ps. 352.7 billion in the first three months of 2011. The increase in total sales resulted primarily from higher crude oil and petroleum product prices and a greater volume of crude oil exports.

Domestic Sales

Domestic sales increased by 8.1% in the first three months of 2011, from Ps. 165.8 billion in the first three months of 2010 to Ps. 179.3 billion in the first three months of 2011, primarily due to an 11.6% increase in sales of petroleum products and a 12.9% increase in sales of petrochemical products, which was partially offset by a 16.6% decrease in natural gas sales. Domestic sales of petroleum products increased by 11.6% in the first three months of 2011, from Ps. 137.3 billion in the first three months of 2010 to Ps. 153.2 billion in the first three months of 2011, due to higher prices. However, the volume of domestic sales of the principal petroleum products sold by PEMEX, other than diesel, decreased in the first quarter of 2011, due to operational issues at the Minatitlán and Cadereyta refineries, which led to a reduction in the volume of crude oil that we were able to process. Sales of natural gas decreased by 16.6% in the first three months of 2011, from Ps. 19.9 billion in the first three months of 2010 to Ps. 16.6 billion in the first three months of 2011, primarily due to a 53.8% decrease in the reference average prices. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 12.9%, from Ps. 8.5 billion in the first three months of 2010 to Ps. 9.6 billion in the first three months of 2011, primarily as a result of higher reference prices and a greater volume of sales of sulfur.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 22.4% in the first quarter of 2011, from Ps. 140.7 billion in the first three months of 2010 to Ps. 172.2 billion in the first three months of 2011. Excluding the trading activities of the subsidiaries of Petróleos Mexicanos P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the PMI Group) (in order to show only the amount of export sales allotted to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 30.7%, from Ps. 118.6 billion in the first three months of 2010 to Ps. 155.0 billion in the first three months of 2011. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 37.6%, from U.S. $9.3 billion in the first three months of 2010 to U.S. $12.8 billion in the first three months of 2011.

Crude oil and condensate export sales accounted for 89.3% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2011, as compared to 86.5% in the first three months of 2010. Crude oil and condensate export sales increased in peso terms by 35.0%, from Ps. 102.5 billion in the first three months of 2010 to Ps. 138.4 billion in the first three months of 2011, primarily due to a 30.3% increase in the weighted average export price of the Mexican crude oil basket, from U.S. $71.27 to U.S. $92.84 per barrel in the first quarter of 2011. The volume of crude oil exports increased by 10.0%, from 1,247 thousand bpd in the first three months of 2010 to 1,372 thousand bpd in the first three months of 2011.

Export sales of petroleum products represented 10.1% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2011, as compared to 13.1% in the first three months of 2010. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 1.3%, from Ps. 15.5 billion in the first three months of 2010 to Ps. 15.7 billion in the first three months of 2011, primarily as a result of increases in the average export price and volume of petroleum products exports.

Export sales of natural gas represented less than 0.1% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2011, as compared to 0.2% in the first three months of 2010. Export sales of natural gas decreased by 99.3%, from Ps. 271.7 million in the first three months of 2010 to Ps. 2.0 million in the first three months of 2011, due to lower natural gas prices and a decrease in the volume of exports of natural gas.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2010 and 2011 (0.5% and 0.6%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 50.0%, from Ps. 0.6 billion in the first three months of 2010 to Ps. 0.9 billion in the first three months of 2011, primarily as a result of higher international prices that resulted from of the uprisings in the Middle East and North Africa, and the earthquake and tsunami in Japan.

Services Income

Services income decreased by 14.3% in the first three months of 2011, from Ps. 1.4 billion in the first three months of 2010 to Ps. 1.2 billion in the first three months of 2011, as a result of a decrease in the amount of freight services provided to third parties by Pemex-Refining.

Costs of Sales

Costs of sales increased by 14.7%, from Ps. 144.6 billion in the first three months of 2010 to Ps. 165.8 billion in the first three months of 2011. This increase was primarily due to a Ps. 23.1 billion increase in purchases of imported products to be sold in Mexico, primarily gasoline, components for ultra-low sulphur (ULS) products and diesel; a Ps. 2.5 billion increase in variations in the value of inventory driven by higher reference prices of crude oil; and a Ps. 1.8 billion increase in the recognition of expenses associated with the drilling of unsuccessful wells, mainly in the Southeast Marine Region.

General Expenses

General expenses decreased by 8.9%, from Ps. 25.7 billion in the first three months of 2010 to Ps. 23.4 billion in the first three months of 2011. This decrease was primarily due to an 8.6%, or Ps. 664 million, decrease in transportation and distribution expenses and a 9.1%, or Ps. 1.6 billion, decrease in administrative expenses due to decreases in labor, operating and distribution costs.

Other Revenues (Expenses), net

Other revenues, net, increased by 34.4%, from net revenues of Ps. 22.1 billion in the first three months of 2010 to net revenues of Ps. 29.7 billion in the first three months of 2011, primarily due to an increase in the amount of the credit attributable to the negative rate of the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS), which was attributable to the fact that the amount by which the international reference prices of the products subject to the IEPS tax exceeded their retail prices in Mexico was greater in the first three months of 2011 than in the first three months of 2010.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. A substantial portion of our indebtedness (78.9% at March 31, 2011) is denominated in foreign currencies, mainly U.S. dollars, so a depreciation of the Mexican peso results in foreign exchange loss and higher peso-denominated interest expense and an appreciation of the Mexican peso results in foreign exchange gain and lower peso-dominated interest expense.

Our comprehensive financing result decreased by Ps. 5.5 billion, from Ps. 14.2 billion in gains in the first three months of 2010 to Ps. 8.7 billion in gains in the first three months of 2011. These results were primarily due to the effect of a smaller appreciation of the Mexican peso against the U.S. dollar, which reduced our exchange gain by Ps. 17.2 billion, which was offset by a Ps. 4.0 billion decrease in our net interest expense and a favorable mark-to-market of our derivative financial instruments in the amount of
Ps. 7.7 billion.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes increased by 15.1%, from Ps. 172.0 billion in the first three months of 2010 to Ps. 198.0 billion in the first three months of 2011, primarily due to higher reference prices of the Mexican crude oil basket, which increased by 30.3% from U.S. $71.27 in the first three months of 2010 to U.S. $92.84 per barrel in the same period of 2011. Taxes and duties represented 56.1% of total sales in the first three months of 2011, as compared to 55.9% in the first three months of 2010, because PEMEX’s effective rate of taxes and duties increases as oil prices increase.

Net (Loss)—Income

In the first three months of 2011, PEMEX reported net income of Ps. 4.2 billion (U.S. $0.4 billion), on Ps. 352.7 billion in net sales, as compared to net income of Ps. 1.4 billion on Ps. 307.9 billion in net sales in the first three months of 2010 due primarily to higher sales prices, an increase in the volume of crude oil exports and an increase in other revenues, net, as well as a decrease in general expenses.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and Subsidiary Companies—For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The financial information set forth below has been derived from the audited consolidated financial statements of PEMEX for the years ended December 31, 2009 and 2010. The consolidated financial information set forth below was prepared in accordance with Mexican FRS.

	Year ended December 31,
	2009	2010(1)	2010
	(millions of pesos)		(millions of U.S. dollars)
Net sales
Domestic	Ps. 596,370	Ps. 683,853	U.S.$	55,341
Export	488,260	592,908		47,981
Services income	5,292	5,303		429

Total revenues	1,089,921	1,282,064		103,751
Costs of sales	561,135	632,290		51,168
General expenses	100,509	104,253		8,437
Other revenues—net(2)	40,293	72,008		5,827
Comprehensive financing result(3)	(15,308)	(11,969)		(969)
Profit/(loss) sharing in non-consolidated subsidiaries and affiliates	(1,291)	1,118		90

Income before taxes and duties	451,971	606,678		49,095
Taxes and duties
Hydrocarbon extraction duties and other taxes	542,375	649,956		52,598
Hydrocarbon income tax	2,503	2,460		199
Income tax	1,756	1,725		140

Total	546,633	654,141		52,936

Net loss for the period	Ps. (94,662)	Ps. (47,463)	U.S.$	(3,841)

Note:	Numbers may not total due to rounding.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3571 = U.S. $1.00 at December 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	Includes the IEPS tax in 2009 and 2010, when the IEPS tax rate was negative.
(3)	Includes exchange rate gains in the amount of Ps. 14.7 billion in 2009 and Ps. 20.2 billion in 2010.
Source:	PEMEX’s audited consolidated financial statements.

Sales

Total sales increased by 17.6% in 2010, from Ps. 1,089.9 billion in 2009 to Ps. 1,282.1 billion in 2010. This increase resulted primarily from higher crude oil and petroleum prices and a greater volume of crude oil exports.

Domestic Sales

Domestic sales increased by 14.7% in 2010, from Ps. 596.4 billion in 2009 to Ps. 683.9 billion in 2010, primarily due to increases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Domestic sales of natural gas increased by 14.7% in 2010, from Ps. 59.9 billion in 2009 to Ps. 68.7 billion in 2010, as a result of an increase in the price of natural gas and a 4.3% increase in the volume of domestic sales of natural gas, from 3,119 million cubic feet per day in 2009 to 3,254 million cubic feet per day in 2010. Domestic sales of petroleum products increased by 13.7% in 2010, from Ps. 513.4 billion in 2009 to Ps. 583.7 billion in 2010, primarily due to higher gasoline prices, and to a 2.4% increase in the volume of domestic sales of petroleum products. The increase in the sales volumes of petroleum products, from 1,722 thousand barrels per day in 2009 to 1,763 thousand barrels per day in 2010, was primarily due to higher demand attributable to the recovery of economic growth in Mexico. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 36.5%, from Ps. 23.0 billion in 2009 to Ps. 31.4 billion in 2010, due to increases in the prices of most petrochemical products sold by PEMEX, and a 9.8% increase in the volume of petrochemical product sales.

Export Sales

Export sales increased by 21.4% in peso terms in 2010, from Ps. 488.3 billion in 2009 to Ps. 592.9 billion in 2010. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 27.2% in peso terms, from Ps. 406.9 billion in 2009 to Ps. 517.6 billion in 2010. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 34.9% in 2010, from U.S. $30.4 billion in 2009 to U.S. $41.0 billion in 2010. This increase was the result of higher crude oil and product prices and an increase in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 75.3 billion in 2010, 7.5% less in peso terms than the Ps. 81.4 billion of additional revenues generated in 2009, mainly due to a decrease in the volume of export products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2010 was U.S. $72.33, 26.0% higher than the weighted average price of U.S. $57.42 in 2009.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 87.5% of total export sales (excluding the trading activities of the PMI Group) in 2010, as compared to 84.5% in 2009. These crude oil sales increased in peso terms by 31.7% in 2010, from Ps. 343.9 billion in 2009 to Ps. 452.9 billion in 2010, and increased in dollar terms by 40.2% in 2010, from U.S. $25.6 billion in 2009 to U.S. $35.9 billion in 2010. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2010 was U.S. $72.32, 26.0% higher than the weighted average price of U.S. $57.44 in 2009. The volume of crude oil exports increased by 11.4%, from 1,222 thousand barrels per day in 2009 to 1,361 thousand barrels per day in 2010, mainly as a consequence of the decline in production of the Cantarell fields.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas and natural gas liquids, as a percentage of total export sales (excluding the trading activities of the PMI Group), decreased from 15.1% of export sales in 2009 to 11.9% of export sales in 2010. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 0.5%, from Ps. 61.3 billion in 2009 to Ps. 61.6 billion in 2010, primarily due to increases in prices and export volumes. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 6.5%, from U.S. $4.6 billion in 2009 to U.S. $4.9 billion in 2010. Export sales of natural gas decreased by 30.0%, from Ps. 1.0 billion in 2009 to Ps. 0.7 billion in 2010. This decrease was mainly due to reduced availability of natural gas for export, as a result of higher demand in the Mexican electricity sector.

Petrochemical products accounted for the remainder of export sales in 2009 and 2010. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 82.4% in 2010, from Ps. 1.7 billion in 2009 to Ps. 3.1 billion in 2010, primarily as a result of increases in prices. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 87.9% in 2010, from U.S. $131.0 million in 2009 to U.S. $246.1 million in 2010.

Services Income

Services income amounted to Ps. 5.3 billion in both 2009 and 2010. Services income consists primarily of fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales increased by 12.7%, from Ps. 561.1 billion in 2009 to Ps. 632.3 billion in 2010. This increase was mainly due to an increase of Ps. 86.1 billion in purchases of imported products to be resold in Mexico and a Ps. 7.6 billion increase in the net cost of employee benefits for the period, which was only partially offset by a Ps. 38.0 billion decrease in cost of sales due to variations in the value of inventory.

General expenses increased by 3.8%, from Ps. 100.5 billion in 2009 to Ps. 104.3 billion in 2010. This increase was primarily due to an increase of Ps. 1.4 billion in wages and a Ps. 1.0 billion increase in the net cost of employee benefits for the period.

Other Revenues (principally IEPS benefit), Net

Other revenues, net, increased by 78.7% in 2010, from Ps. 40.3 billion in 2009 to Ps. 72.0 billion in 2010, primarily due to higher negative rates of the IEPS tax in 2010, as compared to 2009, due to the fact that the international prices rose faster than the domestic prices for products subject to the IEPS tax. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 37.2 billion in 2009 and Ps. 73.6 billion in 2010.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. In 2010, our loss associated with comprehensive financing result decreased by 21.6%, from a loss of Ps. 15.3 billion in 2009 to a loss of Ps. 12.0 billion in 2010, as a result of a larger foreign currency exchange rate gain during 2010 as compared to 2009, which was partially offset by an increase in our net interest expense during the year.

Exchange Rate Gain. A substantial portion of PEMEX’s indebtedness, 80.3% at December 31, 2010, is denominated in foreign currencies. Therefore, the appreciation of the peso resulted in a foreign exchange gain of Ps. 20.2 billion in 2010, as compared to a gain of Ps. 14.7 billion in 2009. The peso/dollar exchange rate appreciated by 5.7% in dollar terms in 2010, from Ps. 13.0587 = U.S. $1.00 on December 31, 2009 to Ps. 12.3571 = U.S. $1.00 on December 31, 2010, as compared to a 3.7% appreciation of the exchange rate in 2009.

Interest, Net. PEMEX’s net interest expense increased by Ps. 2.1 billion in 2010, primarily as a result of net unrealized losses on derivative financial instruments treated as non-hedges.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 19.7% in 2010, from Ps. 546.6 billion in 2009 to Ps. 654.1 billion in 2010, largely due to higher average crude oil prices. In 2010, duties and taxes represented 51.0% of total sales, whereas in 2009 they represented 50.2% of total sales, because our effective rate of taxes and duties increases as oil prices increase.

Net Loss

In 2010, we had a net loss of Ps. 47.5 billion from Ps. 1,282.1 billion in total sales revenues, as compared to a net loss of Ps. 94.7 billion from Ps. 1,089.9 billion in total sales revenues in 2009. This decrease in net loss in 2010 is primarily explained by a 34.2% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

Our total equity as of December 31, 2010 was negative Ps. 113.8 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 461.4 billion. Under the Commercial Bankruptcy Law of Mexico, decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding.

In February 2008, the Mexican Government made a payment to Petróleos Mexicanos under the Federal Law of Budget and Fiscal Accountability, in the amount of Ps. 2,806.2 million. Petróleos Mexicanos capitalized this amount in equity. In December 2008, the Mexican Government made payments in the aggregate amount of Ps. 32,639 million to Petróleos Mexicanos to fund infrastructure works, which was capitalized in our equity as a Mexican Government contribution to Petróleos Mexicanos. In addition, Petróleos Mexicanos capitalized interest in the amount of Ps. 12.2 million related to these payments by the Mexican Government, for a total amount capitalized in 2008 of Ps. 35,457 million. In December 2009, Petróleos Mexicanos recorded an additional increase in equity in the amount of Ps. 467.2 million, representing interest earned on prior contributions from the Mexican Government. In December 2010, Petróleos Mexicanos capitalized interest in the amount of Ps. 0.122 million.

Cash Flows from Operating, Financing and Investing Activities

During 2010, under Mexican FRS, net funds provided by operating activities, determined on a cash flow basis, totaled Ps. 160.1 billion, as compared to Ps. 204.2 billion in 2009. Net income before taxes and duties totaled Ps. 606.7 billion in 2010, as compared to net income before taxes and duties of Ps. 452.0 billion in 2009. Our net indebtedness increased by Ps. 60.9 million in 2010, as compared to an increase of net indebtedness of Ps. 11.5 billion in 2009. During 2010, we applied net funds of Ps. 184.6 billion for net investments at cost in fixed assets, as compared to our application of net funds of Ps. 213.2 billion in 2009 for net investments at cost in fixed assets.

At December 31, 2010, our cash and cash equivalents totaled Ps. 133.6 billion, as compared to Ps. 159.8 billion at December 31, 2009.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2011 total approximately Ps. 236.2 billion. For general descriptions of our current commitments for capital expenditures, see “—Capital Expenditures and Investments” below.

In 2010, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 194.8 billion in capital expenditures on exploration and production. In 2011, Pemex-Exploration and Production has 23 projects in its capital expenditures budget, for which Ps. 193.3 billion has been budgeted.

Pemex-Refining invested in 2010 in five infrastructure projects and in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments, for a total of Ps. 22.6 billion in capital expenditures in nominal peso terms. In 2011, Pemex-Refining expects to invest Ps. 32.6 billion in capital expenditures.

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2011, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 5.2 billion in capital expenditures, as compared to Ps. 3.9 billion of capital expenditures in 2010.

In 2011, Pemex-Petrochemicals expects to invest Ps. 3.3 billion in capital expenditures for five projects, as compared to Ps. 2.5 billion of capital expenditures in 2010.

Our current commitments for capital expenditures have increased in recent years as compared to previous years. Based on past experience, we expect to generate sufficient funds for our working capital, capital expenditures and investments through:

•	cash flow generated by operations;

•	the issuance of certificados bursátiles (peso-denominated publicly traded notes) in the Mexican market;

•	the issuance of debt securities in the international capital markets;

•	the renewal of existing lines of credit and the entering into new lines of credit from international and local commercial banks; and

•	other additional financing activities.

The securities that we issue may vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds, pesos or Swiss francs, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. We may issue securities in the international capital markets or in the Mexican domestic market, or in both markets. Commercial bank loans may be obtained from a single bank or may be syndicated and may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range, which may be of one year or more.

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2010 and as of the date of this report, we were not in default on any of our financing agreements.

In order to be able to carry out our planned capital expenditures program, we will need to seek financing from a variety of sources, and we cannot guarantee that we will be able to obtain financing on terms that would be acceptable to us. Our inability to obtain additional financing could have an adverse effect on our planned capital expenditures program and result in our being required to limit or defer this program.

Financing Activities

2011 Financing Activities. During the period from January 1 to April 30, 2011, Petróleos Mexicanos participated in the following activities:

•	On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,750,000,000 at a floating rate. The loan matures in September 2011.

•

On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000,000 of publicly traded notes at a floating rate and with a maturity of March 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

2010 Financing Activities. During the period from January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,997 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

•	On January 7, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000,000 at a floating rate; the loan matured in December 2010.

•

On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,920 of publicly traded notes in three tranches: one at a floating rate for Ps. 7,959,779,500, which matures in 2015; the second at a fixed rate for Ps. 5,000,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 UDIs (equivalent to Ps. 2,040,220,420), which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program.

•

On February 26, 2010, Petróleos Mexicanos issued CHF 150,000,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,984 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010); and the third at a fixed rate for 337,670,900 UDIs (equivalent to Ps. 1,499,999,984), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program.

•	On June 24, 2010, Petróleos Mexicanos borrowed U.S. $990,000,000 under a syndicated revolving credit facility established on September 7, 2007 and repaid this amount in July 2010.

•	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000,000 of 5.50% Notes due 2021; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.625% Bonds due 2035. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000,000 of its 6.625% Perpetual Bonds; the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On October 20, 2010 Petróleos Mexicanos issued U.S. $250,000,000 of its 6.625% Perpetual Bonds. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR). The facility matures in 2013 and can be extended twice for a period of one year per extension with the agreement of the lenders. As of December 31, 2010, Petróleos Mexicanos had not utilized this credit facility.

•

On November 18, 2010, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $2,000,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016. As of December 10, 2010, Petróleos Mexicanos had utilized the full amount of this credit facility.

•	On December 22, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $22,000,000,000.

In addition, on October 12, 2010, Petróleos Mexicanos redeemed U.S. $1,740,402,000 principal amount of its outstanding 7.75% Guaranteed Perpetual Bonds, which were originally issued on September 28, 2004 by the Master Trust.

Indebtedness

The following table sets forth the analysis of PEMEX’s total indebtedness as of December 31, 2010 based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	470
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		5,254
Lines of credit with fixed interest rates		925

Total short-term debt	U.S. $	6,649

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 3.27% to 11.0% and maturities ranging from 2012 to 2038 and a perpetual bond	U.S.$	28,162
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2012 to 2020	U.S. $	12,578
Floating rate notes with maturities ranging from 2012 to 2020	U.S. $	5,806

Total variable rate instruments	U.S. $	18,384

Total long-term debt	U.S. $	46,546

Total indebtedness(1)	U.S. $	53,195

Note:	Numbers may not total due to rounding.
(1)	Excludes accrued interest.

As of March 31, 2011, PEMEX’s total indebtedness was U.S. $54.5 billion, U.S. $46.4 billion of which was long-term debt and U.S. $8.1 million of which was short-term debt. 46.1% of PEMEX’s total indebtedness as of March 31, 2011 accrued interest at variable rates.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2006 to 2010.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2006		2007		2008		2009		2010
	(in millions of U.S. dollars)(2)
Domestic Debt in Various Currencies(3)	U.S.$	10,885	U.S.$	9,227	U.S.$	7,204	U.S.$	9,522	U.S.$	10,697
External Debt(3)
Bonds(4)		27,583		20,766		19,114		23,766		23,760
Direct bank loans(5)		4,996		7,263		6,918		5,226		6,947
Export credit agency loans (project finance)(6)		7,696		7,605		8,022		7,930		9,525
Financial leases		70		—		435		293		271
Notes payable to contractors		952		1,227		1,120		1,134		1,995

Total external debt	U.S.$	41,297	U.S.$	36,861	U.S.$	35,609	U.S.$	38,348	U.S.$	42,498

Total Indebtedness(7)	U.S.$	52,183	U.S.$	46,087	U.S.$	42,815	U.S.$	47,871	U.S.$	53,195

Note:	Numbers may not total due to rounding.
(1)	Figures do not include accrued interest. Accrued interest was U.S. $139 million, U.S. $5.4 million, U.S. $522.4 million, U.S. $515 million and U.S. $598 million at December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 10.8810 = U.S. $1.00 for 2006, Ps. 10.8662 = U.S. $1.00 for 2007, Ps. 13.5383 = U.S. $1.00 for 2008, Ps. 13.0587 = U.S. $1.00 for 2009 and Ps. 12.3571 = U.S. $1.00 for 2010. See Notes 3 and 10 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Includes, in 2006 and 2007, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 (paid in 2008) and, in 2006, 2007, 2008, 2009 and 2010, U.S. $1.9 billion, U.S. $1.5 billion, U.S. $1.2 billion, U.S. $0.9 billion and U.S. $0.7 billion, respectively, of bonds issued by Pemex Finance, Ltd.
(5)	Includes U.S. $2.5 billion under a syndicated revolving credit facility in 2007 and U.S. $1.5 billion under this facility in 2008. Includes indebtedness of the Master Trust consisting of trade financing advances from commercial banks of U.S. $4.25 billion as of December 31, 2006, 2007 and 2008; in 2009 Petróleos Mexicanos legally assumed these obligations. Includes U.S. $2.0 billion under the Credit Facility of November 2010.
(6)	Includes U.S. $7,409 million, U.S. $7,411 million and U.S. $7,904 million of indebtedness of the Master Trust as of December 31, 2006, 2007 and 2008, respectively. In 2009, Petróleos Mexicanos legally assumed these obligations. Export credit agency loans are provided by, insured or guaranteed by export credit agencies.
(7)	Includes U.S. $35.5 billion, U.S. $32.1 billion and U.S. $32.2 billion of indebtedness of the Master Trust as of December 31, 2006, 2007 and 2008, respectively, and U.S. $10.6 billion, U.S. $9.0 billion and U.S. $7.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2006, 2007 and 2008, respectively. In 2009, Petróleos Mexicanos legally assumed these obligations.
Source: PEMEX’s financial statements.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2010 as well as the percentage change in sales revenues for the years 2008 to 2010.

	Year Ended December 31,					2009 vs. 2008	2010 vs. 2009
	2006	2007	2008	2009	2010
	(in millions of pesos)(1)					(%)	(%)
Exploration and Production
Trade sales(2)	—	—	—	—	—	—	—
Intersegment sales	Ps. 890,012	Ps. 912,295	Ps.1,137,807	Ps. 827,653	Ps. 980,603	(27.3)	18.5

Total net sales	890,012	912,295	1,137,807	827,653	980,603	(27.3)	18.5
Refining
Trade sales(2)(3)	409,554	433,604	490,556	469,614	537,192	(4.3)	14.4
Intersegment sales	46,242	42,230	56,992	61,001	68,865	7.0	12.9

Total net sales	455,796	475,834	547,548	530,615	606,057	(3.1)	14.2
Gas and Basic Petrochemicals
Trade sales(2)	138,688	139,963	167,108	111,245	125,392	(33.4)	12.7
Intersegment sales	83,058	82,941	104,028	60,723	74,065	(41.6)	22.0

Total net sales	221,746	222,904	271,136	171,968	199,457	(36.6)	16.0
Petrochemicals
Trade sales(2)	21,639	21,702	25,576	18,885	24,739	(26.2)	31.0
Intersegment sales	9,654	35,942	54,482	31,069	16,587	(43.0)	(46.6)

Total net sales	31,293	57,644	80,057	49,954	41,326	(37.6)	(17.3)
Corporate and subsidiary companies
Trade sales(2)(3)	536,220	543,988	645,710	490,176	594,742	(24.1)	21.3
Intersegment sales and eliminations	(1,028,969)	(1,073,408)	(1,353,309)	(980,445)	(1,140,120)	(27.6)	16.3

Total net sales	(492,749)	(529,420)	(707,599)	(490,270)	(545,379)	(30.7)	11.2

Total Net Sales	Ps. 1,106,101	Ps. 1,139,257	Ps. 1,328,950	Ps. 1,089,921	Ps. 1,282,064	(18.0)	17.6

Note:	Numbers may not total due to rounding.
(1)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from 2006 through December 31, 2007. Figures for 2008, 2009 and 2010 are stated in nominal pesos.
(2)	Sales to external customers.
(3)	Includes services income.
Source:	PEMEX’s audited consolidated financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2010, as well as the percentage change in income for the years 2008 to 2010.

	Year Ended December 31,					2009 vs. 2008	2010 vs. 2009
	2006	2007	2008	2009	2010
	(in millions of pesos)(1)					(%)	(%)
Business Segment
Exploration and Production	Ps. 75,888	Ps. 19,966	Ps. 23,473	Ps. 5,436	Ps. 34,367	(76.8)	532.2
Refining	(35,326)	(45,654)	(119,475)	(92,455)	(83,082)	22.6	10.1
Gas and Basic Petrochemicals	6,312	4,958	2,264	(1,190)	3,573	(152.6)	400.3
Petrochemicals	(18,029)	(16,086)	(18,671)	(19,998)	(15,120)	(7.1)	24.4
Corporate and subsidiary companies(2)	18,108	18,508	332	13,544	12,799	3,979.5	(5.5)

Total net income (loss)	Ps. 46,953	Ps. (18,308)	Ps. (112,076)	Ps. (94,662)	Ps. (47,463)	15.5	49.9

Note:	Numbers may not total due to rounding.
(1)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factor. Figures for 2008, 2009 and 2010 are stated in nominal pesos.
(2)	Includes intersegment eliminations.
Source:	PEMEX’s audited consolidated financial statements.

2010 Compared to 2009

Exploration and Production

In 2010, Pemex-Exploration and Production’s sales of crude oil to the PMI Group increased by 30.9% in peso terms and by 39.4% in U.S. dollar terms, each as compared to 2009, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $72.32 in 2010, as compared to U.S. $57.44 in 2009. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, increased by 18.5%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 532.2%, or Ps. 28,931 million, from Ps. 5,436 million in 2009 to Ps. 34,367 million in 2010, primarily as a result of the increase in the average price of crude oil.

Refining

In 2010, trade sales related to refining activities increased by 14.4%, from Ps. 469,614 million in 2009 to Ps. 537,192 million in 2010, due to an increase in the average sales prices. Intersegment sales increased by Ps. 7,864 million, or 12.9%, from Ps. 61,001 million in 2009 to Ps. 68,865 million in 2010, mainly due to higher prices for petroleum products. In 2010, our total loss related to refining activities was Ps. 83,082 million, 10.1% less than the loss of Ps. 92,455 million in 2009. The decrease in loss was primarily due to higher international prices during the fourth quarter of 2010. For the full year, however, refining margins were negative, mainly due to an increase in cost of sales due to an increase in the value of purchases and inventories.

Gas and Basic Petrochemicals

In 2010, trade sales related to the natural gas and basic petrochemical business segment increased by 12.7%, from Ps. 111,245 million in 2009 to Ps. 125,392 million in 2010. LPG sales increased by 7.9%, from Ps. 49,461 million in 2009 to Ps. 53,386 million in 2010, principally due to an increase in LPG prices. Natural gas sales increased by 14.7%, from Ps. 59,916 million in 2009 to Ps. 68,732 million in 2010, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals increased by 400.3%, or Ps. 4,763 million, from a loss of Ps. 1,190 million in 2009 to a profit of Ps. 3,573 million in 2010, mainly due to increased natural gas prices.

Petrochemicals

In 2010, trade sales related to the petrochemicals business segment increased by 31.0%, from Ps. 18,885 million in 2009 to Ps. 24,739 million in 2010. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2010, the volume of petrochemical exports decreased by 7.3%, from 760.3 thousand tons in 2009 to 704.6 thousand tons in 2010. Losses related to petrochemical activities decreased by 24.4%, from Ps. 19,998 million in 2009 to Ps. 15,120 million in 2010, mainly due to increased sales.

Corporate and subsidiary companies

In 2010, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties (including services income) and the trading activities of the PMI Group increased by 21.3% in peso terms, from Ps. 490,176 million in 2009 to Ps. 594,742 million in 2010, as a result of higher prices of the crude oil that we exported and an increase in the volume of crude oil exports. In 2010, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, decreased from Ps. 13,545 million in 2009 to Ps. 12,799 million in 2010, primarily due to increased costs associated with the reserve for employee benefits, interest expense on debt and financial costs relating to derivative financial instruments.

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for the five years ended December 31, 2010, and the budget for such expenditures for 2011 and 2012.

Capital Expenditures

	Year ended December 31,(1)					Budget 2011	Budget 2012
	2006	2007	2008	2009	2010
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps. 102,351	Ps. 115,563	Ps. 136,102	Ps. 180,507	Ps. 194,838	Ps. 193,291	Ps. 185,300
Pemex-Refining	15,230	15,979	17,380	18,526	22,636	32,610	61,136
Pemex-Gas and Basic Petrochemicals	3,322	4,004	4,203	3,941	3,887	5,194	7,667
Pemex-Petrochemicals	1,426	1,139	1,614	2,053	2,462	3,303	8,713
Petróleos Mexicanos	349	227	439	560	206	1,786	967

Total Capital Expenditures	Ps. 122,677	Ps. 136,913	Ps. 159,738	Ps. 205,587	Ps. 224,029	Ps. 236,184	Ps. 263,783

Note:	Numbers may not total due to rounding.
(1)	Includes capitalized interest during construction period for the years 2006, 2007, 2008 and 2009. Does not include capitalized interest for the years 2010, 2011 and 2012.
(2)	Figures for 2006, 2007, 2008, 2009 and 2010 are stated in nominal pesos. Figures for 2011 and 2012 are stated in constant 2011 pesos.
Source:	Petróleos Mexicanos.

Capital Expenditure Budget. The following table sets forth our capital expenditures budget for 2011 through 2014.

Capital Expenditures Budget

	Year ended December 31, (1)(2)
	2011	2012	2013	2014
	(in millions of constant 2011 pesos)
Pemex-Exploration and Production	Ps. 193,291	Ps. 185,300	Ps. 174,287	Ps. 135,017
Pemex-Refining	32,610	61,136	39,166	12,986
Pemex-Gas and Basic Petrochemicals	5,194	7,667	7,564	5,904
Pemex-Petrochemicals	3,303	8,713	11,825	7,685
Petróleos Mexicanos	1,786	967	509	562

Total Capital Expenditures Budget	Ps. 236,184	Ps. 263,783	Ps. 233,351	Ps. 162,154

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during the construction period.

Source: Petróleos Mexicanos.

We have budgeted a total of Ps. 236.2 billion in constant 2011 pesos for capital expenditures in 2011. We expect to direct Ps. 193.3 billion (or 81.8% of our total capital expenditures) to exploration and production programs in 2011.

Our main objectives for upstream investment are to maximize the long-term economic value, and increase the quantity and improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of our production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. Our 2011 budget objectives include stabilizing crude oil production at levels similar to those of 2010 and increasing the supply of natural gas for the domestic market in the long term.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on August 12, 2009, with the required donation of land for the project by the government of Hidalgo having been completed, we announced the construction of a new refinery in Tula in the state of Hidalgo, which will have a crude oil processing capacity of 250 thousand barrels per day; it is expected to start production in 2016. We are also planning to revamp and upgrade our refinery in Salamanca, in the state of Guanajuato.

Business Overview

Production

Set forth below is selected summary operating data relating to PEMEX.

	Year ended December 31,						Three months ended March 31,
	2009			2010			2010		2011
Operating Highlights
Production
Crude oil (tbpd)		2,602			2,576			2,607		2,572
Natural gas (mmcfpd)		7,031			7,020			6,390		6,167
Petroleum products (tbpd)		1,343			1,229			1,438		1,327
Petrochemicals(1) (tt)		7,587			8,943			2,263		2,279
Average crude oil exports (tbpd)
Olmeca		143			212			191		216
Isthmus		14			75			60		93
Maya(3)		1,065			1,074			996		1,063

Total		1,222	(2)		1,361			1,247		1,372
Value of crude oil exports (value in millions of U.S. dollars)	U.S. $	25,605		U.S. $	35,988		U.S. $	8,036	U.S. $	11,438
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	65.79		U.S. $	79.58		U.S. $	78.11	U.S. $	101.78
Isthmus		63.38			78.63			75.64		99.13
Maya		56.22			70.65			70.03		90.22
Weighted average price(4)		57.42	(5)		72.01	(5)		71.53		92.64
Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S. $	61.92		U.S. $	79.45		U.S. $	78.84	U.S. $	94.49

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; tt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.
(3)	Subject to adjustment to reflect the percentage of water in each shipment. Also includes Altamira production.
(4)	Average price during period indicated based on billed amounts.
(5)	Includes Altamira.
(6)	On May 24, 2011, the weighted average price of PEMEX’s crude oil export mix was U.S. $102.29 per barrel.
(7)	On May 24, 2011, the West Texas Intermediate crude oil spot price was U.S. $99.10 per barrel.

Sources:	Petróleos Mexicanos.

Crude oil production decreased by 1.3% in the first quarter of 2011 as compared to the first quarter of 2010, from 2,607 thousand barrels per day in the first quarter of 2010 to 2,572 thousand barrels per day in the first quarter of 2011. However, crude oil production in the first quarter of 2011 was 0.8% greater than during the fourth quarter of 2010. In 2010, average crude oil production decreased by 1.0% from 2,602 thousand barrels per day in 2009 to 2,576 thousand barrels per day in 2010. Oil production was nearly stable in 2010 due to the development of existing and new projects, including Ku-Maloob-Zaap, Crudo Ligero Marino, Ixtal-Manik, Delta del Grijalva and Ogarrio-Magallanes, which helped offset the continued decline in production in the Cantarell fields.

Natural gas production decreased by 3.5% in the first quarter of 2011, from 6,390 million cubic feet per day in the first quarter of 2010 to 6,167 million cubic feet per day in the first quarter of 2011. Non-associated gas production decreased by 12.6% in the first quarter of 2011, mainly due to lower production from the Burgos and Veracruz projects. These two projects reached a production of 2,138 million cubic feet per day in the first quarter of 2011, representing 34.7% of total natural gas production. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) decreased by 0.2% from 7,031 million cubic feet in 2009 to 7,020.0 million cubic feet in 2010. This decrease in natural gas production was a result of lower volumes from the Cantarell and Burgos projects.

Petroleum products production decreased by 7.7% in the first quarter of 2011, from 1,438 thousand barrels per day in the first quarter of 2010 to 1,327 thousand barrels per day in the first quarter of 2011. The decrease in petroleum products production in the first quarter of 2011 was due to lower crude oil processing during the period, an accident at the hydrodesulphuration gas oil plant at the Cadereyta refinery in September 2010, which significantly affected operations until the plant restarted operations at the end of March 2011, operational issues at other plants and high inventories of fuel oil and residuals at the Tula and Salamanca refineries. A fire at the Salamanca refinery in April 2011 resulted in a temporary shutdown of the paraffin plant at that refinery until repairs can be completed. In 2010, Pemex-Refining produced 1,229 thousand barrels per day of refined products as compared to 1,343 thousand barrels per day of refined products in 2009. The 8.5% decrease in refined products production was primarily due to an extensive maintenance program and to operational issues at our refining facilities.

Petrochemicals production increased by 0.7% in the first quarter of 2011, from 2,263 thousand tons in the first quarter of 2010 to 2,279 thousand tons in the first quarter of 2011. This increase in petrochemical production in the first quarter of 2011 resulted from increased production of: (i) methane derivatives, primarily due to improved operation of the plants that comprise the methane derivatives chain and the Methanol II plant having resumed operations in late 2010; and (ii) ethane derivatives, in particular, ethylene oxide, high density polyethylene and low density polyethylene, mainly due to improved performance of the plants that make up the ethane derivatives chain. The total annual production of petrochemical production (including all subsidiaries) increased by 17.9% in 2010, from 7,587 thousand tons in 2009 to 8,943 thousand tons in 2010. The increase in petrochemicals production in 2010 was a result of increased production of: (i) methane derivatives, mainly from improved performance of the ammonia plants at the Cosoleacaque petrochemical complex; (ii) methanol by the Methanol II plant at the Independencia petrochemical complex, which restarted production in November of 2010 (the plant was offline in the year 2009); (iii) ethane derivatives, in particular, ethylene oxide and glycols, which achieved greater production as a result of the integration of the ethylene oxide project at the Morelos petrochemical complex in 2009; (iv) the aromatics chain, due to the change of raw material from crude oil to imported naphtha, achieving greater production mainly of benzene, toluene, xylenes and gasolines; and (v) the propylene chain, due to the restart of the acrylonitrile plant in the last quarter of 2009.

Reserves

Under the Political Constitution of the United Mexican States and the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, or the “Regulatory Law”), all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Effective January 1, 2010, certain of the SEC’s rules were revised in order to modernize the reporting requirements applicable to companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

•

Crude oil prices. Evaluation of the economic producibility of reserves and discounted cash flows must each now be based on a 12-month average crude oil price that is calculated by using the price on the first day of each month during the period, unless contractual arrangements designate a different price to be used.

•

Proved undeveloped reserves. Reserves may now be classified as proved undeveloped reserves if: (1) there is a high degree of confidence that the relevant quantities of such reserves will be recovered; and (2) the related drilling is scheduled to begin within the next five years, unless the specific circumstances justify a longer time.

•

Reserves estimation using new technologies. Reserves may now be estimated through the use of reliable advanced technologies in addition to those, such as flow tests and production history, previously recognized by the SEC.

•

Reserves estimation personnel and process. Additional disclosure is now required regarding the qualifications of those who oversee a company’s reserves estimation process. A general discussion is also now required of the internal controls used to assure the objectivity of reserves estimates.

There has been no material change in Mexico’s proved reserves as a result of the application of these revised SEC rules.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

•	experience in the area;

•	stage of development;

•	quality and completeness of basic data; and

•	production and pressure histories.

Reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

During 2010, we did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 2.5% in 2010, from 11,691 million barrels at December 31, 2009 to 11,394 million barrels at December 31, 2010. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased 4.6% in 2009, from 8,167 million barrels at December 31, 2009 to 7,793 million barrels at December 31, 2010. These decreases were principally due to crude oil and condensates production during 2010, which were partially offset by field development activities and exploratory additions.

Mexico’s total proved developed and undeveloped dry gas reserves increased by 4.4% in 2010, from 11,966 billion cubic feet at December 31, 2009 to 12,494 billion cubic feet at December 31, 2010. Mexico’s proved developed dry gas reserves increased by 4.7% in 2010, from 7,586 billion cubic feet at December 31, 2009 to 7,941 billion cubic feet at December 31, 2010. Mexico’s proved undeveloped dry gas reserves increased by 3.9% in 2010, from 4,380 billion cubic feet at December 31, 2009 to 4,553 billion cubic feet at December 31, 2010. These increases were principally due to field development in the Burgos and Veracruz integral business units.

The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the SEC.

Crude Oil and Condensate Reserves (including natural gas liquids)(1)

	2006	2007	2008	2009	2010
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	13,671	12,849	12,187	11,865	11,691
Revisions(2)	425	455	444	577	515
Extensions and discoveries	86	150	370	311	246
Production	(1,332)	(1,268)	(1,135)	(1,062)	(1,059)

At December 31	12,849	12,187	11,865	11,691	11,394

Proved developed reserves at December 31	8,978	8,436	8,618	8,167	7,793
Proved undeveloped reserves at December 31	3,871	3,751	3,247	3,524	3,601

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source:	Pemex-Exploration and Production.

Dry Gas Reserves

	2006	2007	2008	2009	2010
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	14,557	13,856	13,162	12,702	11,966
Revisions(1)	280	879	730	504	1,449
Extensions and discoveries	505	171	454	404	770
Production(2)	(1,487)	(1,744)	(1,643)	(1,644)	(1,691)

At December 31	13,856	13,162	12,702	11,966	12,494

Proved developed reserves at December 31	8,688	8,163	8,206	7,586	7,941
Proved undeveloped reserves at December 31	5,168	4,999	4,496	4,380	4,553

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of Mexico’s proved reserves.

Unit Sales Prices and Production Costs

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
Year ended December 31, 2010(1)		(in U.S. dollars)
Average sales prices
Crude oil, per barrel	U.S.$	66.76	U.S.$	69.85	U.S.$	76.21	U.S.$	72.25
Natural gas, per thousand cubic feet	U.S.$	5.06	U.S.$	4.20	U.S.$	4.48	U.S.$	4.52
Average production costs, per barrel of oil equivalent	U.S.$	4.06	U.S.$	7.36	U.S.$	5.28	U.S.$	5.22

Year ended December 31, 2009(1)
Average sale prices
Crude oil, per barrel	U.S.$	52.18	U.S.$	54.29	U.S.$	58.02	U.S.$	55.41
Natural gas, per thousand cubic feet	U.S.$	4.60	U.S.$	4.78	U.S.$	3.83	U.S.$	4.06
Average production costs, per barrel of oil equivalent	U.S.$	3.77	U.S.$	5.48	U.S.$	5.10	U.S.$	4.85

Note:	Numbers may not total due to rounding.
(1)	Average of sales prices as of the last day of each month of the year.

Source: Pemex-Exploration and Production.

In 2010, our average production cost of U.S. $5.22 per barrel of oil equivalent increased by 7.6% as compared to U.S. $4.85 per barrel in 2009. This increase resulted primarily from a 6.5% appreciation in the exchange rate of the Mexican peso against the U.S. dollar, as well as a 22.3% increase in gas purchase costs. These factors were only partially offset by an increase in total hydrocarbons production in 2010 as compared to 2009, from 1,378 million barrels of oil equivalent in 2009 to 1,384 million barrels of oil equivalent in 2010, as well as lower costs associated with maintenance expenses.

Directors, Senior Management and Employees

On January 16, 2011, Mr. Carlos Alberto Treviño Medina was appointed Corporate Director of Administration of Petróleos Mexicanos, replacing Mr. Esteban Levin Balcells. On the same date, Mr. Ignacio Quesada Morales was appointed Chief Financial Officer of Petróleos Mexicanos, replacing Mr. Carlos Alberto Treviño Medina.

On March 3, 2011, Mr. Marco Antonio de la Peña Sánchez was appointed General Counsel of Petróleos Mexicanos, replacing the Acting General Counsel of Petróleos Mexicanos, Mr. Iván Aleksei Alemán Loza.

Environmental Regulation

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or PROFEPA) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2010 and 2009, the reserve for environmental remediation expenses totaled Ps. 5,298 million and Ps. 6,033 million, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits for which PEMEX is a party in which it anticipates a significant unfavorable decision, or for which it has accrued related reserves. At December 31, 2009, the amount claimed in connection with these lawsuits totaled approximately Ps. 44.3 billion. At December 31, 2009, we had accrued a reserve of Ps. 9.9 billion for these contingent liabilities.

Mexican Government Audits and Other Investigations

In May 2010, the SFP filed two criminal complaints, and initiated several administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption to the detriment of PMI in the amount of U.S. $13 million. The alleged acts involved the sale of ultra low sulfur diesel, to the economic benefit of foreign companies including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in María Karen Miyazaki Hara being fined Ps.164.2 million and receiving a 20 year ban from public office.

Actions Against the Illicit Market in Fuels

In connection with our effort to combat thefts in the national pipeline system, during 2010, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Office of the Federal Attorney General, we identified and sealed off 710 illegal pipeline taps, as compared to 439 such taps in 2009. The states with the highest incidence of illegal taps were: Veracruz, with 145; Sinaloa, with 101; Mexico, with 72; Nuevo León, with 63; Tamaulipas, with 60; and Puebla, with 52. We also filed corresponding criminal reports in these cases.

The illicit market in fuels impacts our results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in our cost of sales. The estimated lost volume of gasoline and diesel during 2010 was 1,384,000 barrels, 58.0% greater than the 874,000 barrels of volume lost during 2009. In addition, the estimated lost volume of crude and condensates during 2010 was 2,287,000 barrels, 58.0% greater than the lost volume of 1,448,000 barrels of volume lost during 2009.

Since August 2010, the Mexican Congress has considered various bills to modify the Código Penal Federal (Federal Criminal Code), Código Federal de Procedimientos Penales (Federal Code of Criminal Procedures) and Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime) to combat the illicit market in fuels. In March 2011, the Senate sent a new proposal to the Chamber of Deputies for its discussion and approval. This proposal seeks, among other things, to achieve the following:

•

punish any person who illicitly possesses or safeguards crude oil, refined or processed hydrocarbons, or their derivatives, and who sells or supplies gasoline, diesel or gas liquids, knowing that he or she is delivering an amount less than the amount invoiced;

•

punish any person who extracts or exploits crude oil, refined or processed hydrocarbons, or their derivatives, from pipelines, equipment or installations of PEMEX. Under this proposal, such acts would also be considered organized crime;

•

punish any person who alters the measurement instruments used to sell or supply refined or processed hydrocarbons or their derivatives. A harsher penalty will be imposed if the person responsible is or has been a petroleum industry worker or a public official; and

•	punish any person who exploits hydrocarbons or their derivatives that have been illegally extracted.

This proposal has not yet been approved. As discussed above, in coordination with the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) and the Ministry of Energy, we have introduced a number of measures to combat the illegal trade in fuels, and we remain committed to continuing to take actions against such market.

Civil Actions

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2010, PEMEX had accrued a reserve of Ps. 8.1 billion for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (which we refer to as CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116 million. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs, which was presented to the Court on March 15, 2011, is being finalized. As of the date of this report, a final award from the Court is still pending.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) informed Pemex-Exploration and Production of the results of its review of the financial statements of Pemex-Exploration and Production for 2006, in respect of Federal Taxes, Value Added Tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575.2 million (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, the claim was accepted by the Court. As of this date, the Tax Management Service has not filed a response to this claim.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193.7 million due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293.6 million and Ps. 34.5 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.7 million, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355.9 million plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395.0 million in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any seizure of assets ordered against Pemex-Exploration and Production in the United States. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, a constitutional relief known as an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of Mexico). On March 25, 2011, the Supreme Court of Justice of Mexico accepted the case. As of the date of this report, the Court has not yet ruled on this appeal.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896.9 million for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay
Ps. 995.1 million, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. The appeals (No. 25/2010-I) are being resolved before the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In February 2010, the Tax Management Service informed Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for 2006, in respect of federal taxes, Value Added Tax and Hydrocarbons Income Tax. On September 20, 2010 the Tax Management Service determined that Pemex-Refining had failed to deliver the full Value Added Tax owing by it, and assessed fees and fines for a total amount of Ps. 1,553.4 million (of which Pemex-Refining was notified on September 22, 2010). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, the claim was accepted by the Court. As of this date, the Tax Management Service has not filed a response to this claim.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393.0 million for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89.0 million. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution with the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit); both filings for amparo (No. D. C. 03/2010 and No. D.C. 04/2010) were settled in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff. The court ordered that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit issued a resolution ordering Pemex-Refining to pay Ps. 83.3 million plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. As a result, on March 4, 2011, Pemex-Refining was required to comply with the final judgment issued by the Second Unit Civil and Administrative Court of the First Circuit. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing was held on May 24, 2011.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490.9 million for, among other things, civil liability and damages resulting from the possible contamination of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked both subject matter and territorial jurisdiction to hear it. This objection was denied on September 3, 2010. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was partially granted on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution before the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas. A judgment was issued granting both amparos and, as a result, as of this date, PEMEX is awaiting the issuance of a new resolution as required by the Second Unit Court’s ruling.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A constitutional hearing was held on January 31, 2011, resolving Bardahl’s complaint. Impulsora’s claim was then transferred to the Juzgado Segundo de Distrito Auxiliar (Second Auxiliary District Court) in Guadalajara, Jalisco (No. 170/2011). As of the date of this report, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25.8 million in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360.9 million in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12.6 million for unauthorized wages and salaries and Ps. 176.8 million for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. As of this date, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response, and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo (No. 46/2008-VIII) was granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied and on December 23, 2008, the District Judge granted Pemex-Refining the amparo. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009). A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission appealed this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210.7 million. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 5.5% in real annual terms during 2010, as compared with 2009, as the economy continued to recover from the effects of the 2008-2009 global financial crisis and economic downturn. The agriculture, forestry, fishing and hunting sector grew by 5.7%; the mining sector grew by 2.4%; the utilities sector grew by 2.4%; the manufacturing sector grew by 9.9%; the wholesale and retail trade sector grew by 13.3%; the transportation and warehousing sector grew by 6.4%; the information sector grew by 5.6%; the finance and insurance sector grew by 2.8%; the real estate, rental and leasing sector grew by 1.7%; management of companies and enterprises increased by 2.0%; administrative support and waste management and remediation services grew by 1.4%; education services grew by 3.0%; arts, entertainment and recreation grew by 1.9%; accommodation and food services grew by 3.8%; other services (except public administration) increased by 0.6% and public administration grew by 4.4%, each in real annual terms as compared to 2009. However, the construction sector was unchanged; professional, scientific and technical services decreased by 3.0%; and health care and social assistance decreased by 1.7%, each in real annual terms as compared to 2009.

According to preliminary figures, Mexico’s GDP increased by 5.0% during the first three months of 2011 as compared to the first three months of 2010.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010
GDP (constant 2003 prices)	5.2%	3.3%	1.5%	(6.1)%	5.5%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.0)	5.7
Secondary Activities:
Mining	1.4	(0.2)	(1.5)	(2.4)	2.4
Utilities	12.2	3.7	(2.3)	2.0	2.4
Construction	7.8	4.4	3.1	(6.4)	0.0
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.9
Tertiary activities:
Wholesale and retail trade	6.5	5.0	2.1	(14.1)	13.3
Transportation and warehousing	5.8	3.7	0.0	(6.5)	6.4
Information	10.7	11.6	8.0	0.8	5.6
Finance and insurance	16.3	13.9	15.5	(6.6)	2.8
Real estate, rental and leasing	4.1	3.1	3.0	(1.0)	1.7
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(3.0)
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	2.0
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.4
Education services	0.1	1.9	0.8	0.5	3.0
Health care and social assistance	7.8	2.5	(1.5)	0.8	(1.7)
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	1.9
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.8
Other services (except public administration)	3.3	3.9	0.7	(0.7)	0.6
Public administration	0.1	1.7	1.2	4.6	4.4

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) during 2010 was 4.4%, 1.4 percentage points higher than inflation as estimated in the budget for that year and 0.8 percentage points higher than during 2009. Inflation increased in 2010, primarily due to higher prices for certain food products.

Consumer inflation for the three months ended March 31, 2011 was 1.1%, 1.3 percentage points lower than during the same period of 2010.

Interest Rates

During 2010, interest rates on 28-day Cetes averaged 4.4% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.4% and on 91-day Cetes of 5.5% during 2009.

During the first three months of 2011, interest rates on 28-day Cetes averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On May 12, 2011, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

Financial System

2010 and 2011 Monetary Programs

Consistent with Mexico’s monetary program for 2010, Mexico’s monetary program for 2011 has as its principal objective the achievement of an inflation rate not higher than 3.0% (+/-1.0%) by the end of 2011. Mexico’s monetary programs for 2010 and 2011 were comprised of the following elements:

the announcement of an explicit, multi-year plan to control inflation;

a systematic analysis of the economy and inflationary pressures;

a description of the instruments used by Banco de México to achieve its objectives; and

a policy of communication that promotes transparency, credibility and effective monetary policy.

During 2010, the M1 money supply increased by 8.7% in real terms, as compared with 2009. This growth was driven by greater amounts of bills and coins held by the public and increases in checking account deposits. The amount of bills and coins held by the public at December 31, 2010 was 6.9% greater in real terms than at December 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2010 was 16.1% greater in real terms than the amount of checking account deposits at December 31, 2009.

The M1 money supply at February 28, 2011 was 9.7% greater in real terms, as compared with M1 at February 28, 2010. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at February 28, 2011 was 7.0% greater in real terms than February 28, 2010, while the aggregate amount of checking account deposits denominated in pesos at February 28, 2011 was 17.0% greater in real terms than the amount of checking account deposits denominated in pesos at February 28, 2010.

At December 31, 2010, financial savings were 8.2% greater in real terms than financial savings at December 31, 2009. Savings generated by Mexican residents were 3.2% greater in real terms and savings generated by non-residents were 83.9% greater in real terms than their respective levels at December 31, 2009.

At February 28, 2011, financial savings were 10.1% greater in real terms than financial savings at February 28, 2010. Savings generated by Mexican residents were 5.1% greater in real terms and savings generated by non-residents were 80.3% greater in real terms at February 28, 2011 than their respective levels at February 28, 2010.

At December 31, 2010, the monetary base totaled Ps. 693.4 billion, a 9.7% increase in nominal terms from the level of Ps. 632.0 billion at December 31, 2009. At May 13, 2011, the monetary base totaled Ps. 641.4 billion, a 7.5% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of May 16, 2011, the overnight funding rate remained at 4.50%.

Banking Supervision and Support

At December 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 49.5 billion, as compared with Ps. 60.6 billion at December 31, 2009. At December 31, 2010, the total loan portfolio of the banking system was 3.4% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.3% at December 31, 2010, as compared to a ratio of 3.1% at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 99.4 billion at December 31, 2010, as compared to Ps. 105.3 billion at December 31, 2009. As a result, commercial banks had reserves covering 200.7% of their past-due loans at December 31, 2010, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At February 28, 2011, the total amount of past-due loans of commercial banks was Ps. 49.0 billion, as compared to Ps. 49.5 billion at December 31, 2010. At February 28, 2011, the total loan portfolio of the banking system was 1.3% higher in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.3% at February 28, 2011, which represents the same level registered on December 31, 2010. The amount of loan loss reserves held by commercial banks totaled Ps. 97.2 billion at February 28, 2011, as compared to Ps. 99.4 billion at December 31, 2010. At this level, commercial banks had reserves covering 198.4% of their past-due loans at February 28, 2011, exceeding the minimum reserve level of 45%.

The Securities Market

At December 31, 2010, the Índice de Precios y Cotizaciones (Stock Market Index) stood at 38,550.8 points, representing a 20.0% nominal increase from the level of 32,120.5 points at December 31, 2009. At May 13, 2011, the Stock Market Index stood at 35,045.1 points, representing a 9.1% decrease from the level at December 31, 2010.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2010, Mexico registered a trade deficit of U.S. $3.1 billion, as compared with a trade deficit of U.S. $4.6 billion for 2009. Merchandise exports increased by 29.8% during 2010 to U.S. $298.4 billion, as compared to U.S. $229.8 billion for 2009. During 2010, petroleum exports increased by 34.9% and non-petroleum exports increased by 29.1%, each as compared with the petroleum and non-petroleum export totals, respectively, during 2009. Exports of manufactured goods, which represented 82.4% of total merchandise exports, increased by 29.5% during 2010, as compared with exports of manufactured goods during 2009.

According to preliminary figures, during 2010, total imports increased by 28.6% to U.S. $301.5 billion, as compared to U.S. $234.4 billion for 2009. During 2010, imports of intermediate goods increased by 34.5%, imports of capital goods decreased by 1.3% and imports of consumer goods increased by 26.2%, each as compared with 2009.

During the first three months of 2011, according to preliminary figures, Mexico registered a trade surplus of U.S. $1.8 billion, as compared to a trade surplus of U.S. $372 million for the same period of 2010. Merchandise exports increased by 22.7% during the first three months of 2011, to U.S. $81.7 billion, as compared to U.S. $66.6 billion for the same period of 2010. During the first three months of 2011, petroleum exports increased by 38.1% and non-petroleum exports increased by 20.1%, each as compared to the same period of 2010. Exports of manufactured goods, which represented 79.3% of total merchandise exports, increased by 20.0% during the first three months of 2010, as compared with exports of manufactured goods during the same period of 2010.

During the first three months of 2011, according to preliminary figures, total imports increased by 20.7%, to U.S. $79.9 billion, as compared to U.S. $66.2 billion for the same period of 2010. During the first three months of 2011, imports of intermediate goods increased by 20.5%, imports of capital goods increased by 13.3% and imports of consumer goods increased by 27.2%, each as compared to the first three months of 2010.

Balance of International Payments

According to preliminary figures, during 2010, Mexico’s current account registered a deficit of 0.5% of GDP, or U.S. $5.7 billion, as compared to a deficit of U.S. $6.3 billion in 2009. The capital account registered a U.S. $36.0 billion surplus in 2010, as compared with a U.S. $18.9 billion surplus registered in 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $41.5 billion during 2010, as compared to U.S. $22.9 billion during 2009. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $17.7 billion and net foreign portfolio investment in-flows totaling U.S. $23.8 billion during 2010, as compared to U.S. $15.2 billion of foreign direct investment and U.S. $7.6 billion of net portfolio investment during 2009.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2010, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investments Registry) totaled approximately U.S. $17.7 billion as compared with U.S. $15.2 billion during 2009. Of the 2010 total amount, 59.7% was directed to manufacturing, 14.2% to commerce, 13.8% to financial services, 3.3% to mining, 0.8% to construction, 0.5% to transportation and communications and 7.6% to other services. By country of origin, during 2010, 48.8% came from the Netherlands, 27.6% from the United States (not including Puerto Rico), 7.4% from Spain, 4.3% from Canada, 2.7% from the United Kingdom, 2.0% from Brazil, 1.4% from Germany, 1.3% from Luxembourg, 1.3% from Switzerland, 0.9% from Japan, 0.3% from Singapore and 2.0% from other countries.

Exchange Controls and Foreign Exchange Rates

During the first three months of 2011, the monthly average peso/dollar exchange rate was Ps. 12.0651 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on May 16, 2011 (which took effect on the second business day thereafter) was Ps. 11.7094 = U.S. $1.00.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate. Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to May 16, 2011, Banco de México auctioned an aggregate of U.S. $9.0 billion in options through this mechanism, and, as of May 16, 2011, Banco de México had purchased an aggregate of U.S. $6.9 billion from holders upon the exercise of these options.

At December 31, 2010, Mexico’s international reserves totaled U.S. $113.6 billion, an increase of U.S. $20.8 billion as compared to international reserves at December 31, 2009. The net international assets of Banco de México totaled U.S. $120.6 billion at December 31, 2010, an increase of U.S. $20.8 billion as compared to net international assets at December 31, 2009.

At May 6, 2011, Mexico’s international reserves totaled U.S. $125.6 billion, an increase of U.S. $12.1 billion as compared to international reserves at December 31, 2010. At May 6, 2011, the net international assets of Banco de México totaled U.S. $130.5 billion, an increase of U.S. $9.8 billion as compared to net international assets at December 31, 2010.

Public Finance

2010 Budget and Fiscal Results

The 2010 Budget as originally proposed to the Congreso de la Unión (Congress) contemplated a public sector deficit of 2.5% of GDP and an estimated weighted average Mexican crude oil export price of U.S. $53.9 per barrel. Subsequently, Congress revised this estimate to U.S. $59.0 per barrel; this revision, together with the 2010 Budget’s estimated volume of oil exports of 1,108 thousand barrels per day, resulted in approximately Ps. 30.3 billion in additional projected revenue as compared to the original 2010 Budget proposal. As adopted by Congress, the 2010 Budget provided for a public sector deficit of 2.8% of GDP.

According to preliminary figures, during 2010, the public sector balance registered a deficit of Ps. 370.6 billion in nominal pesos, or 2.8% of GDP, as compared to a deficit of Ps. 273.5 billion in nominal pesos during 2009. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 101.8 billion, or 0.8% of GDP, during 2010, as compared to a deficit of Ps. 22.1 billion during 2009.

According to preliminary figures, during 2010, the primary balance registered a deficit of Ps. 112.3 billion in nominal pesos, or 0.9% of GDP, as compared to a deficit of Ps. 7.7 billion in nominal pesos recorded in 2009.

In 2010, public sector budgetary revenues totaled Ps. 2,960.3 billion in nominal pesos, a 0.9% increase in real terms as compared to 2009. This increase is mainly explained by a 6.9% increase in oil revenues and a 12.1% increase in non-oil tax revenues, while non-oil non-tax revenues decreased by 55.3%, each in real terms as compared to 2009.

According to preliminary figures, during 2010, crude oil revenues increased by 6.9% in real annual terms as compared to 2009, primarily as a result of a 30.6% increase in the price of crude oil exports, which was partially offset by a 1.3% decrease in crude oil production. Non-oil tax revenues increased by 12.1% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and overall economic recovery.

According to preliminary figures, during 2010, net public sector budgetary expenditures increased by 3.6% in real terms as compared to 2009. During 2010, public sector financing costs decreased by 6.6% in real terms as compared to 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during 2010.

At December 31, 2010, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 19.4 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 6.3 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 25.7 billion. The PEMEX Infrastructure Investment Stabilization Fund decreased by Ps. 9.8 billion, as compared to September 30, 2010, as a result of the Mexican Government having utilized Ps. 30 billion during 2010 to support PEMEX’s budget. In addition, the Fund to Support Pension Restructuring decreased by Ps. 34.7 billion, as compared to September 30, 2010, as a result of a 14.0% increase in pension and retirement related expenditures as compared to 2009.

2011 Budget and Fiscal Package

On September 8, 2010, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (Federal Revenue Law for 2011, or the Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (Federal Expenditure Budget for 2011, or the Expenditure Budget) to Congress for approval. The Revenue Law for 2011 and the Expenditure Budget for 2011 were approved on October 20, 2010 and November 15, 2010, respectively (together, the 2011 Budget).

The 2011 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 70.2 billion, or 0.5% of GDP. Including physical investment by PEMEX, the 2011 Budget provides for a public sector budget deficit of 2.5% of GDP.

Furthermore, the 2011 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,055 billion, a 5.0% increase as compared to public sector budgetary revenues estimated for 2010. In addition, the Government estimates that expenditures will total Ps. 3,125.5 billion during 2011, excluding estimated physical investment expenditures by PEMEX totaling Ps. 286.3 billion.

The 2011 Budget also allows the Government to increase expenditures for social development by 2.6%, national security by 8.2% and tourism by 17.2%, each as compared to 2010. Finally, the 2011 Budget establishes a comprehensive strategy to address the natural disasters that occurred in 2010 and those that may occur in the future and will use budgetary resources, financing and insurance to make approximately Ps. 50.0 billion of funds available for reconstruction purposes.

The preliminary results for 2009, 2010 and the first three months of 2011, as well as the budget assumptions and targets for the 2011 Budget, are presented below.

2009, 2010 and the First Three Months of 2011 Results;

2011 Budget Assumptions and Targets

	2009 Results(1)	2010 Results(1)		2011 Budget(5)	First Three Months of 2011 Results(2)
Real GDP growth (%)	(6.1%)	5.5	%(6)	3.9%	n.a. %
Increase in the national consumer price index (%)	3.6%	3.6%		3.0%	1.1%
Average export price of Mexican oil mix (U.S. $/barrel)	$57.44	$72.33	(3)	$65.40	$92.64
Current account deficit as % of GDP	0.7%	0.5%		n.a.	n.a.
Average exchange rate (Ps./U.S. $1.00)	13.5	12.6		12.9	12.1
Average rate on 28-day Cetes (%)	5.4%	4.4%		5.0%	4.2%
Public sector balance as % of GDP(4)	(2.3%)	(0.8%)		(0.5%)	n.a.
Primary balance as % of GDP(4)	(0.1%)	1.2%		n.a.	n.a.

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2010 budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Revenue Law. The annual average price guaranteed by these hedges was U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2010 budget is observed. The aggregate cost of hedging the oil revenues for 2010 at a level of U.S. $57.00 per barrel was U.S. $1.2 billion.
(4)	Excluding physical investments by PEMEX.
(5)	2011 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (2011 General Economic Policy Guidelines) published in November 2010 and in the Programa Económico 2011 (2011 Economic Program) published in November 2010.
Source:	Ministry of Finance and Public Credit.

According to preliminary figures, during the first quarter of 2011, the public sector overall balance registered a surplus of Ps. 1.3 billion, as compared with a surplus of Ps. 11.3 billion in the same period of 2010. Excluding physical investment by PEMEX, the public sector balance registered a surplus of Ps. 39.5 billion, Ps. 31.4 billion less than the Ps. 70.8 billion surplus registered for the same period of 2010. The primary balance registered a surplus of Ps. 32.3 billion for the first quarter of 2011, as compared with the surplus of Ps. 44.4 billion registered for the same period of 2010.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2010, the net internal debt of the Mexican Government totaled Ps. 2,809.5 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At December 31, 2010, the gross internal debt of the Mexican Government totaled Ps. 2,888.3 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Mexican Government at December 31, 2010, Ps. 294.4 billion represented short-term debt and Ps. 2,593.9 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

The Mexican Government’s financing costs on internal debt totaled Ps. 180.1 billion during 2010, an increase of 3.9% as compared to 2009. During 2010, the average maturity of the Mexican Government’s internal debt increased by 0.86 years, from 6.34 years at December 31, 2009 to 7.20 years at December 31, 2010.

At December 31, 2010, the gross internal debt of the public sector including PIDIREGAS obligations totaled Ps. 3,080.9 billion, as compared to Ps. 2,887.9 billion outstanding at December 31, 2009.

According to preliminary figures, at March 31, 2011, the net internal debt of the Mexican Government totaled Ps. 2,817.1 billion, as compared to the Ps. 2,808.9 billion outstanding at December 31, 2010. At March 31, 2011, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 2,990.9 billion, as compared to Ps. 2,888.3 billion at December 31, 2010. The Mexican Government financing costs on internal debt totaled Ps. 10.1 billion for the first quarter of 2011, a 19.5% decrease in nominal terms, as compared to the same period of 2010.

At March 31, 2011, the gross internal debt of the public sector including PIDIREGAS recognition totaled Ps. 3,216.3 billion, as compared to Ps. 3,080.9 billion outstanding at December 31, 2010.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2006		2007		2008		2009(2)		2010(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	530.1	18.4
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1
Other	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	2,888.3	100.0%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(78.7)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,809.5

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.3%		21.1%
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.5%		20.6%

Note:	Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.0 billion at December 31, 2010. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesorería de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2010, outstanding public sector gross external debt totaled U.S. $110.4 billion, as compared to U.S. $96.4 billion at December 31, 2009. Of this amount, U.S. $108.1 billion represented long-term debt and U.S. $2.3 billion represented short-term debt.

According to preliminary figures, at December 31, 2010, commercial banks held approximately 19.9% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 22.2%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 57.6%; and other creditors held the remaining 0.3%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2011 represented approximately 25.8% of nominal GDP, an increase of 0.5 percentage points as compared to December 31, 2010.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
December 31,
2005	U.S. $	48,689	U.S. $	6,736	U.S. $	15,464	U.S. $	70,889	U.S. $	786	U.S. $	71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(4)		56,168		45,536		6,385		108,089		2,339		110,428

By Currency(3)

	December 31,
	2005		2006		2007		2008		2009		2010(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	65,480	91.4%	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9
Total	71,675	100.0%	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2010), (b) external borrowings by the public sector after December 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On February 17, 2011, Mexico issued U.S. $1,000,000,000 of its 5.125% Global Notes due 2020. On April 12, 2011, Mexico issued U.S.$1,000,000,000 of its 6.05% Global Notes due 2040. Both series of notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program.

Liability Management Transactions

On December 15, 2010, Mexico issued two series of debt exchange warrants; the warrants give the holder the right, but not the obligation, to tender, on their respective exercise dates, certain outstanding foreign currency-denominated bonds issued by the Mexican Government in exchange for peso-denominated bonds to be issued by the Mexican Government (“MBonos”). The total amount of new

MBonos that will be issued if all of the warrants are exercised is approximately U.S. $2.0 billion. The following table shows the details of the debt exchange warrants offering:

Eligible UMS Bonds to be exchanged		Eligible MBonos to be received	Warrant Series	Exercise Date
US Dollars	Other Currencies
		8.0% MBonos due	XWA11	April 8, 2011*
UMS 7.50% 2012	UMS EUR 5.375%	2020
UMS 6.375% 2013	2013	8.5% MBonos due	XWB11	May 4, 2011**
UMS 5.875% 2014	UMS ITL 10% 2013	2029
UMS 5.875% 2014N	UMS EUR 4.25% 2015	or
UMS 6.625% 2015	UMS EUR 5.5% 2020	8.5% MBonos due
UMS 11 3/8% 2016	UMS GBP 6.75% 2024	2038
UMS 5.625% 2017
UMS 8.125% 2019
UMS 5.95% 2019N
UMS 8.00% 2022
UMS 8.30% 2031
UMS 7.50% 2033
UMS 6.75% 2034

*	The Mexican Government announced on April 4, 2011 that a second exercise date for the Series XWA11 warrants would occur on April 27, 2011.
**	The Mexican Government announced on April 19, 2011 that a second exercise date for the Series XWB11 warrants would occur on May 19, 2011.

Holders of approximately 12% of the Series XWA11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWA11 warrants, Mexico cancelled approximately U.S. $102.6 million or equivalent of outstanding external debt and issued approximately Ps. 1.3 billion of MBonos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

(Translation from Spanish Language Original)

To the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards (FRS). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in note 3(z), during 2010, accounting changes and reclassifications were made to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies as of December 31, 2010 and 2009, and the results of their operations and changes in their equity and cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards.

KPMG Cárdenas Dosal, S.C.

/s/ C.P. Eduardo Palomino

C.P. Eduardo Palomino

Mexico City, Mexico

April 8, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2009
Assets:
Current assets:
Cash and cash equivalents (Note 5 and Note 3(z))	Ps.	133,587,079	Ps.	159,760,316
Accounts, notes receivable and other—Net (Note 6)		120,887,383		126,755,377
Inventories—Net (Note 7)		38,037,560		36,903,080
Derivative financial instruments (Note 11)		20,917,211		26,277,917

		179,842,154		189,936,374

Total current assets		313,429,233		349,696,690

Investments in shares of non-consolidated subsidiaries, affiliates and others (Note 8)		11,116,080		9,762,401
Wells, pipelines, properties, plant and equipment—Net (Note 9)		1,061,387,901		967,591,500
Other assets—Net		6,782,060		4,986,588

Total assets	Ps.	1,392,715,274	Ps.	1,332,037,179

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	Ps.	89,554,617	Ps.	102,600,324
Suppliers		43,474,439		63,277,711
Accounts and accrued expenses payable		9,602,215		11,590,917
Taxes and duties payable		52,565,900		48,453,301
Derivative financial instruments (Note 11)		12,056,457		17,038,139

Total current liabilities		207,253,628		242,960,392
Long-term liabilities:
Long-term debt (Note 10)		575,170,797		529,258,434
Reserve for sundry creditors and others		55,493,441		43,524,319
Reserve for employee benefits (Note 12)		661,365,065		576,200,934
Deferred taxes (Note 19(k) and (m))		7,215,760		6,933,120

Total liabilities		1,506,498,691		1,398,877,199
EQUITY (Note 14):
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government contributions to Petróleos Mexicanos		180,382,423		180,382,301
Legal reserve		987,535		987,535
Donation surplus		3,446,743		1,004,346
Comprehensive result		4,396,294		6,319,602

		286,170,988		285,651,777

Accumulated losses:
From prior years		(352,491,797)		(257,829,779)
Net loss for the year		(47,462,608)		(94,662,018)

		(399,954,405)		(352,491,797)

Total equity		(113,783,417)		(66,840,020)
Commitments and contingencies (Notes 15 and 16)		—		—
Subsequent events (Note 21)		—		—

Total liabilities and equity	Ps.	1,392,715,274	Ps.	1,332,037,179

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2009		2008
Net sales:
Domestic	Ps.	683,853,335	Ps.	596,369,519	Ps.	679,754,126
Export		592,907,683		488,260,296		644,418,238
Services income		5,303,292		5,291,516		4,777,588

		1,282,064,310		1,089,921,331		1,328,949,952
Cost of sales (Note 3(f))		632,290,416		561,134,955		654,032,459

Gross income		649,773,894		528,786,376		674,917,493
General expenses:
Transportation and distribution expenses		33,274,186		31,856,197		33,961,895
Administrative expenses		70,978,545		68,652,803		69,844,149

Total general expenses		104,252,731		100,509,000		103,806,044

Operating income		545,521,163		428,277,376		571,111,449

Other revenues (principally IEPS benefit)—Net (Note 19(j))		72,008,040		40,293,018		197,990,840
Comprehensive financing result:
Interest paid—Net (includes valuation effects of derivative financial instruments (Note 11(viii) and Note 3(w))		(32,136,672)		(29,992,464)		(36,449,189)
Exchange gain (loss)—Net (Note 3(w))		20,167,334		14,684,597		(71,062,527)

		(11,969,338)		(15,307,867)		(107,511,716)
Profit / (loss) sharing in non-consolidated subsidiaries, affiliates and others (Note 8)		1,118,176		(1,291,487)		(1,965,213)

Income before taxes and duties		606,678,041		451,971,040		659,625,360
Hydrocarbon extraction duties and others (Note 19)		649,956,286		542,374,559		767,521,945
Hydrocarbon income tax (Note 19(k))		2,459,557		2,502,651		1,582,910
Income tax (Note 19(m))		1,724,806		1,755,848		2,596,949

		654,140,649		546,633,058		771,701,804

Net loss for the year	Ps.	(47,462,608)	Ps.	(94,662,018)	Ps.	(112,076,444)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

									Other comprehensive losses
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Surplus in restatement of equity		Effect on equity from employee benefits		Deferred income tax effect		Derivative financial instruments		Cumulative currency translation effect		(Accumulated losses) retained earnings
																			For the year		From prior years		Total
Balances as of January 1, 2008	Ps.	96,957,993	Ps.	144,457,629	Ps.	832,618	Ps.	494,068	Ps.	171,681,077	Ps.	(51,759,539)	Ps.	3,596	Ps.	(1,105,629)	Ps.	1,510,236	Ps.	(18,307,569)	Ps.	(294,856,619)	Ps.	49,907,861
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		—		—		18,307,569		(18,307,569)		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 20, 2008 (Note 14)		—		—		—		—		—		—		—		—		—		—		(4,270,224)		(4,270,224)
Mexican Government contributions to Petróleos Mexicanos (Note 14)		—		35,457,462		—		—		—		—		—		—		—		—		—		35,457,462
Increase in legal reserve		—		—		154,917		—		—		—		—		—		—		—		—		154,917
Increase in donation surplus		—		—		—		390,394		—		—		—		—		—		—		—		390,394
Comprehensive loss for the year (Note 13)		—		—		—		—		(171,681,077)		51,759,539		(3,596)		(1,268,722)		6,834,247		(112,076,444)		171,681,077		(54,754,976)

Balances as of December 31, 2008		96,957,993		179,915,091		987,535		884,462		—		—		—		(2,374,351)		8,344,483		(112,076,444)		(145,753,335)		26,885,434
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		—		—		112,076,444		(112,076,444)		—
Mexican Government contributions to Petróleos Mexicanos (Note 14)		—		467,210		—		—		—		—		—		—		—		—		—		467,210
Increase in donation surplus		—		—		—		119,884		—		—		—		—		—		—		—		119,884
Comprehensive loss for the year (Note 13)		—		—		—		—		—		—		—		2,532,882		(2,183,412)		(94,662,018)		—		(94,312,548)

Balances as of December 31, 2009		96,957,993		180,382,301		987,535		1,004,346		—		—		—		158,531		6,161,071		(94,662,018)		(257,829,779)		(66,840,020)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		—		—		94,662,018		(94,662,018)		—
Mexican Government contributions to Petróleos Mexicanos (Note 14)		—		122		—		—		—		—		—		—		—		—		—		122
Increase in donation surplus		—		—		—		2,442,397		—		—		—		—		—		—		—		2,442,397
Comprehensive loss for the year (Note 13)		—		—		—		—		—		—		—		(390,909)		(1,532,399)		(47,462,608)		—		(49,385,916)

Balances as of December 31, 2010	Ps.	96,957,993	Ps.	180,382,423	Ps.	987,535	Ps.	3,446,743	Ps.	—	Ps.	—	Ps.	—	Ps.	(232,378)	Ps.	4,628,672	Ps.	(47,462,608)	Ps.	(352,491,797)	Ps.	(113,783,417)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2009		2008
Operating activities:
Income before taxes and duties (Note 3(z))	Ps.	606,678,041	Ps.	451,971,040	Ps.	659,625,360
Activities related to investing activities:
Depreciation and amortization		96,481,781		76,890,687		89,840,495
Impairment of properties, plant and equipment		9,958,603		1,731,229		107,203
Unsuccessful wells		5,276,181		13,934,521		—
Properties, plant and equipment		3,074,468		948,725		317,194
Profit (loss) sharing in non-consolidated subsidiaries and affiliates		(1,118,176)		1,291,487		1,965,213
Activities related to financing activities:
(Loss) income from foreign exchange fluctuations		(28,458,699)		(18,449,352)		94,227,572
Derivative financial instrument valuation effect		1,895,731		(9,963,741)		(9,963,741)
Interest income		39,703,900		49,417,938		52,116,039

		733,491,830		567,772,534		888,235,335

Funds (used in) provided by operating activities:
Derivative financial instruments		(1,907,617)		826,910		4,348,068
Accounts and notes receivable		5,867,995		(9,102,301)		17,876,029
Inventories		(1,134,480)		28,568,496		27,671,560
Other assets		(1,795,472)		11,319,820		(13,504,232)
Accounts payable and accrued expenses		(1,988,703)		3,620,326		(4,172,038)
Taxes paid		(650,028,049)		(514,852,268)		(901,622,648)
Suppliers		(19,803,272)		27,895,940		243,426
Reserve for sundry creditors and others		11,969,122		7,147,081		4,909,986
Reserve for employee benefits		85,164,131		81,117,391		90,650,645
Deferred taxes		282,641		(106,858)		624,485

Net cash flows from operating activities		160,118,126		204,207,071		115,260,616

Investing activities:
Acquisition of property, plant and equipment		(184,584,476)		(213,232,138)		(132,091,650)

Net cash flows from investing activities		(184,584,476)		(213,232,138)		(132,091,650)

Cash flow to be obtained from financing activities		(24,466,350)		(9,025,067)		(16,831,034)

Financing activities:
Increase in equity from the Mexican Government		122		467,210		35,457,462
Loans obtained from financial institutions		235,881,933		160,177,586		82,250,821
Debt payments, principal only		(197,098,458)		(99,607,497)		(76,924,342)
Interest paid		(38,722,581)		(49,073,057)		(54,916,629)

Net cash flows from financing activities		61,016		11,964,242		(14,132,688)

Net (decrease) increase in cash and cash equivalents		(24,405,334)		2,939,175		(30,963,722)
Effects of change in cash value		(1,767,903)		(2,060,116)		6,989,164
Cash and cash equivalents at the beginning of the year		159,760,316		158,881,257		182,855,815

Cash and cash equivalents at the end of the year (Note 3(z))	Ps.	133,587,079	Ps.	159,760,316	Ps.	158,881,257

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 1—APPROVAL:

On April 8, 2011, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the “Board”), where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

Petróleos Mexicanos, the Subsidiary Entities (as defined below) and the Subsidiary Companies (as defined below) are referred to collectively herein as “PEMEX.”

The accompanying consolidated financial statements have been prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIFS”) in effect as of the balance sheet date. In addition, these financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Petróleos Mexicanos’ purpose is the exploration, exploitation and other activities mentioned above, as well as the central business management and strategic direction of Mexico’s petroleum industry, in accordance with the Petróleos Mexicanos Law.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities and cannot be delegated or subcontracted, with the exception of those performed by Pemex-Petrochemicals.

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On November 28, 2008, amendments to the following laws were published in the Diario Oficial de la Federación (Official Gazette of the Federation), which amendments did not affect the financial information presented in accordance with Mexican FRS:

•

Changes in the structure of the Board of Directors, the development of specific contracting procedures for substantive production activities, increased flexibility to invest excess funds generated through surplus income, a differentiated fiscal regime that considers the complexity of crude oil and natural gas fields and the ability to issue bonos ciudadanos (Citizen Bonds).

•	Amendments to the Federal Law of Budget and Fiscal Accountability, the main implications of which were the following:

a)	Elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”) legal framework. Since January 1, 2009, Norma Específica de Información Financiera Gubernamental para el Sector Paraestatal (Specific Standard for Governmental Financial Information of the State-owned Sector, or “NEIFGSP”) 009 (“NEIFGSP 009”) was declared ineffective. As a result, PEMEX was required to recognize immediately the investments and related liabilities for PIDIREGAS, thereby eliminating one of the principal differences between NEIFGSP and Mexican FRS.

b)	As of January 31, 2009, PEMEX recognized as direct public debt, for accounting and budgeting purposes, all financings relating to PIDIREGAS.

As of December 31, 2009, only for NEIFGSP purposes, PEMEX formally recognized, as direct public debt, all obligations derived from PIDIREGAS-related financings that had been entered into by the Pemex Project Funding Master Trust (the “Master Trust”) and Fideicomiso Irrevocable de Administración F/163 (“Fideicomiso F/163”).

In September 2009, new regulations to the Regulations to the Petróleos Mexicanos Law and to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, or the “Regulations”) were published. They regulate the application of the Petróleos Mexicanos Law and the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In addition, on September 4, 2009, the Board approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009 and was updated on August 9, 2010.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed in the same way as any other private corporations, subject to the laws and regulations of their respective jurisdictions.

The “Subsidiary Companies” are defined as (a) those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and effective control, (b) the Master Trust, a Delaware statutory trust, (c) Fideicomiso F/163, a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) until 2009, RepCon Lux, S.A. (“RepCon Lux”), a Luxembourg finance vehicle whose debt was guaranteed by Petróleos Mexicanos, and (e) Pemex Finance, Ltd. (see Note 3(b)).

“Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment and does not have effective control.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refer to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

These financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of changes in equity and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México (the Mexican central bank) and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) at December 31, 2010 of 12.3571 pesos per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

In accordance with FRS B-3, “Statement of Operations,” PEMEX classifies ordinary costs and expenses based on their function. In addition, since PEMEX is an industrial entity, PEMEX’s ordinary costs and expenses are classified in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a)	Effects of inflation on the financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the balance sheet date, and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México. Cumulative inflation for the last three years, including the reporting year, and the indices used in calculating inflation, are as follows:

December 31,	NCPI	Inflation
		For the year	3-year accumulated
2010	144.6390	4.40%	15.19%
2009	138.5410	3.57%	14.48%
2008	133.7610	6.52%	15.01%

(b)	Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the audited financial statements of the Subsidiary Entities and Subsidiary Companies as of December 31, 2010 and 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163(1); RepCon Lux(2) and Pemex Finance, Ltd.

(1)	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described here have had no impact on the financial information, because the trusts have been consolidated in the Mexican FRS financial statements of PEMEX.
(2)	Historically, PEMEX consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol (see Note 8). The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, the company was formally liquidated. Therefore, since that date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c)	Translation of foreign currency financial statements

The financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the inflation comes from a non-inflationary or an inflationary economy.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, in accordance with FRS C-1, “Cash and Cash Equivalents” (“FRS C-1”). As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

In addition, restricted cash and cash equivalents is comprised of excess revenues provided by the Mexican Government to Petróleos Mexicanos pursuant to article 19, fraction IV, clause c) of the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), which may only be used for infrastructure related projects. These excess revenues were previously included in equity (see Notes 3(z) and 5).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(e)	Accounts, notes receivable and other

Accounts receivable as of December 31, 2010 are reported at fair value, net of provisions for returns and discounts and the allowance for doubtful accounts.

Other receivables include, among other items, the negative IEPS tax pending to be credited, employees and officers, domestic and export customers and tax credits, each of which is recorded at its acquisition value.

(f)	Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products, and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(g)	Investment in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2010 and 2009. Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

(h)	Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years

Buildings	3	33

Plants and drilling equipment	3-5	20-33

Furniture and fixtures	10-25	4-10

Offshore platforms	4	25

Transportation equipment	4-20	5-25

Pipelines	4	25

Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Note 3(i) and Note 9(d)).

(i)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations (see Note 9(d)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(j)	Exploration and drilling costs and specific oil-field exploration and depletion of reserves

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX’s information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(k)	Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating any cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life (see Note 9(c)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(l)	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(m)	Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining years of employment.

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(n)	Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

disclosure, presentation and, where appropriate, bifurcation from the host contract, of derivative financial instruments (“DFIs”) for trading and hedging purposes and embedded derivatives.

As of December 31, 2010 and 2009, the DFIs recognized in the balance sheet were valued at their fair value, in accordance with the provisions of Bulletin C-10 (see Note 11). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as established in Bulletin C-10.

(o)	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components.

Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

The periodic valuation of debt financial instruments is calculated by considering an instrument’s notional amount, its accrued interest and by amortizing the instrument’s premium or discount during each period throughout the life of an instrument.

(p)	Restatement of equity, other contributions and retained earnings

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made; accumulated losses were generated to the 2007 year-end. As discussed above, as of December 31, 2007, the economic environment became non-inflationary, as defined by FRS B-10.

(q)	Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency, if the functional currency of a foreign subsidiary is different than its recording currency (see Note 3(c)).

(r)	Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(s)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”) (see Note 19).

(t)	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(u)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(v)	Comprehensive result

Comprehensive result represents the sum of net loss for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions. Until December 31, 2007, comprehensive result also included the effects of inflation restatement of equity on the basis of NCPI factors.

(w)	Comprehensive financing result

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the comprehensive financing result that is capitalized (see Notes 9 and 11).

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(x)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

(y)	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on crude oil and natural gas production to the temporary differences between the book and the tax values of assets and liabilities at the date of the consolidated financial statements. Deferred taxes on crude oil and natural gas production are derived mainly from customer advances, supplies and fixed assets (see Note 19).

(z)	Accounting changes and reclassifications

The new FRS and the interpretations and revisions mentioned below, issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Reporting Standards, or the CINIF), became effective for fiscal years beginning on or after January 1, 2010, with the respective prospective or retrospective application noted in each case.

(a)	Revision to paragraph 3 of Bulletin C-3, “Accounts Receivable”—Effective on and after January 1, 2010, and applicable retrospectively. The revised paragraph provides that the realizable value of long-term accounts receivable must be quantified at present value.

The adoption of this FRS, as of January 1, 2010, had no material effects.

(b)	2010 FRS Revisions—In December 2009, the CINIF issued the document referred to as “2010 FRS Revisions” setting forth the following accounting changes:

•

FRS B-1, “Accounting Changes and Error Corrections”—Disclosures are added to financial statements in case of an accounting change or an error correction reflected in the accompanying financial statements.

•

FRS B-2, “Statement of Cash Flows”—Unrealized accrued foreign exchange fluctuations and the effects of fair value recognition are excluded from the cash balance on the statement of cash flows. Additionally, the concept “Adjustment to cash flow from foreign exchange fluctuations and inflation levels” is changed to “Effects of changes in cash

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

value,” and now includes effects from translation, inflation, foreign exchange fluctuations and fair value of cash balances.

•

FRS C-7, “Investments in Affiliates and Other Permanent Investments”—Capital contributions by the holding company to an affiliate that increase its equity percentage are to be recognized based on the net fair value of identifiable assets and liabilities. For that purpose, the valuation must be in proportion to the increase. The changes resulting from the application of this revision are recognized prospectively beginning January 1, 2010.

(c)	FRS C-1, “Cash and Cash Equivalents”—FRS C-1 supersedes Bulletin C-1, “Cash” and is effective beginning January 1, 2010. The principal changes with respect to the superseded Bulletin include the following:

•	FRS C-1 requires the presentation of restricted cash and cash equivalents under the line item “Cash and cash equivalents” on the balance sheet.

•	The term “demand temporary investment” is replaced by “available on-demand investments”.

•	To be identified as an available on-demand investment, the investments should be highly liquid (original maturities of three months or less).

•	FRS C-1 includes definitions of the terms acquisition cost, cash equivalents, restricted cash and cash equivalents, available on-demand investments, net realizable value, nominal value and fair value.

Accounting changes resulting from the initial application of this standard were recognized retrospectively, affecting PEMEX’s consolidated financial statements for the fiscal year ended December 31, 2009 as follows:

	Previously reported amounts	Accounting change	Adjusted amounts
Cash and cash equivalents	128,179,628	31,580,688	159,760,316
Accounts, notes receivable and other	158,336,065	(31,580,688)	126,755,377

These accounting changes were recognized retrospectively in each of the statements of cash flows for the years ended December 31, 2009 and 2008.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(d)	Reclassifications—PEMEX’s consolidated financial statements as of December 31, 2009 and 2008 have been reclassified in certain accounts related to the presentation of the statements of changes in equity and the statements of cash flows with the purpose of making them comparable with the consolidated financial statements as of December 31, 2010.

The main reclassifications were as follows:

	2009
	Previously reported amounts	Reclassification	Reclassified amounts
Income before taxes and duties	458,428,302	(6,457,262)	451,971,040
Net cash flows from operating activities	173,137,923	31,069,148	204,207,071
Net cash flows from investing activities	(214,966,048)	1,733,910	(213,232,138)
Net cash flows from financing activities	55,783,358	(43,819,116)	11,964,242

	2008
	Previously reported amounts	Reclassification	Reclassified amounts
Income before taxes and duties	536,298,843	123,326,517	659,625,360
Net cash flows from operating activities	34,217,670	81,042,946	115,260,616
Net cash flows from investing activities	(140,773,856)	8,682,206	(132,091,650)
Net cash flows from financing activities	49,783,341	(63,916,029)	14,132,688

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2010 and 2009, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Year-end exchange rate	Amounts in pesos
2010:(1)
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps.	(308,695,891)
Japanese yen	—	(190,574,762)	(190,574,762)	0.1526		(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463		(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733		(61,040,458)
Swiss francs	506,316	(1,008,516)	(502,200)	13.2757		(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354		(68,619)

Total liability position, before foreign currency hedging					Ps.	(420,367,177)

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Year-end exchange rate	Amounts in pesos
2009:(1)
U.S. dollars	9,906,510	(28,261,566)	(18,355,056)	13.0587	Ps.	(239,693,170)
Japanese yen	10,424	(217,419,399)	(217,408,975)	0.1404		(30,524,220)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859		(16,161,710)
Euros	29,152	(4,464,617)	(4,435,465)	18.7353		(83,099,767)
Swiss francs	356,632	(707,705)	(351,073)	12.6378		(4,436,790)
Canadian dollars	—	(14,418)	(14,418)	12.4665		(179,742)

Total liability position, before foreign currency hedging					Ps.	(374,095,399)

(1)	As of December 31, 2010 and 2009, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2010 and 2009, cash and cash equivalents were as follows:

	2010	2009
Cash on hand and in banks	Ps. 110,579,933	Ps. 97,387,736
Marketable securities	20,720,919	30,791,892
Restricted cash and cash equivalents(1)	2,286,227	31,580,688

	Ps. 133,587,079	Ps. 159,760,316

(1)	In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenues Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals, increase the equity of Petróleos Mexicanos and the Subsidiary Entities. Pursuant to new FRS C-1, restricted cash and cash equivalents, which consists of the Trade Commission Funds, is now presented under the line item Cash and cash equivalents on PEMEX’s balance sheet (see Notes 3(d) and 3(z)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2010 and 2009, accounts and notes receivable and other receivables were as follows:

	2010	2009
Domestic customers	Ps. 35,412,605	Ps. 38,142,868
Export customers	39,398,026	39,082,063
Negative IEPS Tax pending to be credited (Note 19)	6,031,103	10,711,206
Employees and officers	4,525,102	4,476,052
Tax credits	10,554,474	9,478,236
Sundry debtors	26,270,216	25,805,349
Other accounts receivable	252,710	414,452

	122,444,236	128,110,226
Less allowance for doubtful accounts	1,556,853	1,354,849

	Ps. 120,887,383	Ps. 126,755,377

NOTE 7—INVENTORIES:

As of December 31, 2010 and 2009, inventories were as follows:

	2010	2009
Crude oil, refined products, derivatives and petrochemical products	Ps. 32,738,370	Ps. 31,878,174
Materials and supplies in stock	5,862,570	6,382,505
Materials and products in transit	220,479	107,735

	38,821,419	38,368,414
Less allowance for slow-moving and obsolete inventory	783,859	1,465,334

	Ps. 38,037,560	Ps. 36,903,080

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The investments in shares of non-consolidated subsidiaries, affiliates and others were as follows:

	Percentage of	Carrying value as of December 31,
Subsidiaries and affiliates shares (1):	Investment	2010	2009
Deer Park Refining Limited (2)	50.00%	Ps. 6,749,298	Ps. 6,081,339
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%	1,436,613	1,384,753
Other—Net	Various	2,930,169	2,296,309

Total investments		Ps. 11,116,080	Ps. 9,762,401

	For the year ended December 31,
Profit sharing in subsidiaries and affiliates:	2010		2009		2008
Repsol YPF, S.A. (1)	Ps.	—	Ps.	—	Ps.	(3,780,783)
Deer Park Refining Limited (2)		923,129		(1,363,510)		1,748,582
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		51,859		72,023		66,988
Other—Net		143,188		—		—

Total profit sharing	Ps.	1,118,176	Ps.	(1,291,487)	Ps.	(1,965,213)

(1)	As of December 31, 2007, the investment in Repsol YPF, S.A. (“Repsol”) consisted of 59,884,453 shares. On September 24, 2008, RepCon Lux announced the early redemption of its bonds exchangeable for Repsol shares, exercising its right of redemption in cash to certain holders. For such purpose, the equivalent shares were sold in the market through financial institutions. However, the majority of the holders chose to exchange their bonds for shares prior to the date of the settlement, which occurred on October 24, 2008. Considering that holders had the right to exchange their bonds for shares as settlement, the intrinsic value of the bonds at the time of the redemption proved substantially equivalent to the value of the Repsol shares.

To retain the economic and voting rights of 58,679,800 Repsol shares, or approximately 4.81% of Repsol’s share capital, PEMEX entered into equity swaps with financial institutions obtaining the economic and voting rights of 58,679,799; PEMEX holds the remaining Repsol share through PMI-SES (see Note 11(v)).

(2)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2010, 2009 and 2008, PEMEX recorded Ps. 923,129, Ps. (1,363,510) and Ps. 1,748,582 of profit and (loss), respectively, related to its investment in the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries, affiliates and others” in the statement of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 9—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2010 and 2009, the components of properties, plant and equipment were as follows:

	2010		2009
Plants	Ps.	444,200,140	Ps.	423,699,655
Drilling equipment		25,898,978		25,713,299
Pipelines		317,133,853		308,025,098
Wells		777,424,205		678,534,523
Buildings		57,466,793		55,713,561
Offshore platforms		205,535,391		189,729,704
Furniture and equipment		41,488,695		39,587,111
Transportation equipment		18,493,198		18,437,580

		1,887,641,253		1,739,440,531
Less: Accumulated depreciation and amortization		997,414,572		924,133,494

Net value		890,226,681		815,307,037
Land		41,241,296		39,696,349
Construction in progress		128,813,942		111,552,872
Fixed assets to be disposed of		1,105,982		1,035,242

Total	Ps.	1,061,387,901	Ps.	967,591,500

a.	As of December 31, 2010 and 2009, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 564,691 and Ps. 2,054,190, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2010, 2009 and 2008, recognized in operating costs, was Ps. 96,481,781, Ps. 76,890,687 and Ps. 89,840,495, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended December 31, 2010, 2009 and 2008 of Ps. 1,495,310, Ps. 1,648,884 and Ps. 2,144,911, respectively.

c.	As of December 31, 2010 and 2009, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 37,698,629 and Ps. 24,488,953, respectively.

d.	For the years ended December 31, 2010, 2009 and 2008, an impairment of Ps. 9,958,603, Ps. 1,731,229 and Ps. 107,203, respectively, was recorded. As of December 31, 2010 and 2009, PEMEX recognized cumulative impairment charges in the value of long-lived assets amounting to Ps. 26,175,784 and Ps. 16,217,180, respectively.

NOTE 10—DEBT:

Under the Ley General de Deuda Pública (General Law of Public Debt), the SHCP authorizes Mexican Government entities, including Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must be observed in each case.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

During 2010, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,996,922 in nominal terms in loans made or guaranteed by export credit agencies.

b.	On January 7, 2010, Petróleos Mexicanos obtained, in the domestic market, a direct credit line of Ps. 3,750,000 at a variable rate; the loan matures in September 2011.

c.	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.00% Notes due 2020 under its Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 14,999,999 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,779, which matures in 2015; the second at a variable rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate of 4.2% for 465,236 Unidaded de Inversión (UDIs), at an exchange rate of 4.385347 pesos per UDI, which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

e.	On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

f.	On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999 of publicly traded notes in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in 2020 (a reopening of a fixed rate tranche issued in February 2010); and the third at a fixed rate of 4.2% for 337,671 UDIs, at an exchange rate of 4.442195 pesos per UDI, which matures in 2020 (a reopening of a fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

g.	On June 24, 2010, Petróleos Mexicanos obtained U.S. $990,000 from the revolving credit line it entered in 2007 with a syndicate of commercial banks.

h.	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.50% Notes due 2021 under its Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

i.	On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Notes due 2035 under its Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. These notes are a reopening of the notes issued on June 8, 2005.

j.	On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds under its Medium-Term Notes Program, Series C. The bonds are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

k.	On October 20, 2010, Petróleos Mexicanos issued an additional U.S. $250,000 of its 6.625% Perpetual Bonds under its Medium-Term Notes Program, Series C, through a reopening of the bonds issued on September 28, 2010.

l.	On November 18, 2010, Petróleos Mexicanos obtained a syndicated credit line for U.S. $2,000,000 bearing interest at a variable rate and with a final maturity in 2016. As of December 10, 2010, Petróleos Mexicanos had utilized the full amount of this credit facility.

m.	In January 2010, PMI Trading obtained a syndicated credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of PMI Trading. During 2010, PMI Trading used U.S. $4,983 under this financing. As of December 31, 2010, no debt was outstanding under this credit line.

During 2009, the significant financing activities of PEMEX were as follows:

a.	During the period from January 1 to December 31, 2009, Petróleos Mexicanos obtained U.S. $1,350,000 in nominal terms in loans made or guaranteed by export credit agencies.

b.	On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under a syndicated revolving credit line, which it entered into on September 7, 2007.

c.	On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of its 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ U.S.$7,000,000 Medium-Term Notes Program, Series C.

d.	On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000 at the Tasa de Interés Interbancaria de Equilibrio (Mexican Interbank Exchange Rate, or “TIIE”), plus 200 basis points; the loan matured in March 2010.

e.	On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Ps. 6,000,000 and three-year maturity and the other at a fixed rate for Ps. 4,000,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

f.	On May 22, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three-year maturity and the other at a fixed rate for Ps. 3,500,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

g.	On June 2, 2009, Petróleos Mexicanos issued £350,000 of its 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

h.	On June 18, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan matures in June 2011.

i.	On June 26, 2009, Petróleos Mexicanos borrowed U.S. $6,000 under the syndicated revolving credit facility established on September 7, 2007.

j.	On July 29, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 6,700,000, which matures in January 2011.

k.	On August 17, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 5,000,000, which matures in July 2014.

l.	On August 18, 2009, Petróleos Mexicanos issued €200,000 of its 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

m.	On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of its 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

n.	On September 30, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 3,750,000, which matures in September 2011. The payment was advanced on December 30, 2009.

o.	On October 8, 2009, Petróleos Mexicanos issued €1,000,000 of its 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

p.	On October 13, 2009, Petróleos Mexicanos issued CHF 350,000 of its 3.5% Notes due 2014; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

•	the sale of substantial assets essential for the continued operations of its business;

•	the incurrence of liens against its assets; and

•	transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2010 and 2009, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010 and 2009, long-term debt was as follows:

			December 31, 2010			December 31, 2009
	Rate of Interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2038 and perpetual	Ps.	199,274,719	16,126,334	Ps.	196,358,358	15,036,593
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5% Fixed from 3.27% to 6.64% and LIBOR plus 0.01% to 1.71%	Various to 2020		111,907,372	9,056,119		96,418,120	7,383,439
Direct loans	Fixed from 5.44% to 8.3% and LIBOR plus 1.9%	Various to 2018		2,224,278	180,000		4,261,246	326,315
Syndicated loans	LIBOR plus 0.325% to 1.5%	Various to 2016		77,231,875	6,250,000		55,499,475	4,250,000
Bank loans	Fixed 1.95%	Various to 2018		—	—		2,611,740	200,000
Financial leases(3)	Fixed from 7.96% to 8.0%	2019		3,345,720	270,753		3,826,822	293,048

Total financing in U.S. dollars				393,983,964	31,883,206		358,975,761	27,489,395
Euro:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025		58,835,215	3,550,000		80,561,790	4,300,000
Project financing	Fixed 2%	2016		3,155	190		4,559	243

Total financing in Euro				58,838,370	3,550,190		80,566,349	4,300,243
Pesos:
Certificados bursátiles (debt securities)	Cetes plus 0.35% to 0.57%, TIIE less 0.07%, and Fixed from 9.1% to 9.91%	Various to 2020		83,947,180			76,172,000
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.225% to 2.4%	Various to 2014		28,050,000			31,950,000

Total financing in pesos				111,997,180			108,122,000

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

			December 31, 2010			December 31, 2009
	Rate of Interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
Japanese yen:
Direct loans	LIBOR yen plus 0.5% to 0.71%	Various to 2014		6,393,940	41,900,000		5,882,760	41,900,000
Bonds	Fixed 3.5% and LIBOR yen plus 0.75%	Various to 2023		14,344,400	94,000,000		13,197,600	94,000,000
Project financing	Fixed 2.9079% and Prime Rate yen plus 0.56%	Various to 2017		8,250,194	54,064,178		9,843,306	70,109,017
Bank loans	LIBOR yen plus 0.32%	2009		—	—		1,503,947	10,711,873

Total financing in yen				28,988,534	189,964,178		30,427,613	216,720,890
Unidades de Inversión Certificados Bursátiles	TIIE plus 4.2%	Various to 2020		17,726,749			13,512,998
Other currency:
Bonds	Fixed from 3.5% to 8.25%	Various to 2022		21,147,577			20,237,655

Total principal in pesos(2)				632,682,374			611,842,376
Plus: Accrued interest				7,389,746			6,728,300
Notes payable to contractors (4)				24,653,294			13,288,082

Total principal and interest				664,725,414			631,858,758
Less: Short-term maturities				70,781,637			90,550,672
Current portion of notes payable to contractors				11,383,234			5,321,352
Accrued interest				7,389,746			6,728,300

Total short-term debt				89,554,617			102,600,324

Long-term debt			Ps.	575,170,797		Ps.	529,258,434

	2011		2012		2013		2014		2015 and thereafter		Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps.	70,781,637	Ps.	65,767,714	Ps.	67,267,041	Ps.	51,767,605	Ps.	377,098,377	Ps.	632,682,374

Footnotes appear on following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(1)	As of December 31, 2010 and 2009, the rates were as follows: LIBOR, 0.45594% and 0.42969%, respectively; the prime rate in Japanese yen, 1.475% and 1.475%, respectively; TIIE rate of 4.8750% and 4.9231%, respectively, for 28 days; TIIE rate of 4.96% and 5.1121%, respectively, for 91 days; Cetes rate of 4.45% and 4.51%, respectively, for 28 days; Cetes rate of 4.58% and 4.61%, respectively, for 91 days; Cetes rate of 4.71% and 4.86%, respectively, for 182 days.
(2)	Includes financing from foreign banks of Ps. 498,585,732 and Ps. 467,885,129 as of December 31, 2010 and 2009, respectively.
(3)	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2010 and 2009, assets acquired through these capital leases were as follows:

	2010		2009
Investment in tankers	Ps.	3,075,142	Ps.	3,075,142
Less accumulated depreciation		267,111		144,105

	Ps.	2,808,031	Ps.	2,931,037

The liabilities relating to the assets listed above are payable in the years following December 31, 2010 as presented below:

Year	Pesos		U.S. dollars
2011	Ps.	549,100	44,436
2012		549,100	44,436
2013		549,100	44,436
2014		549,100	44,436
2015 and later		2,130,401	172,403

		4,326,801	350,147
Less: Short-term unaccrued interest		211,689	17,131
Less: Long-term unaccrued interest		769,390	62,263

Total capital leases		3,345,722	270,753
Less: Current portion of leases		318,776	25,797

Total long-term capital leases	Ps.	3,026,946	244,956

The capital lease interest expense during the years ended December 31, 2010 and 2009 was Ps. 219,257 and Ps. 292,791, respectively.

(4)	The total amounts of notes payable to contractors as of December 31, 2010 and 2009, current and long-term, are as follows:

	2010		2009
Total notes payable to contractors(a)(b)	Ps.	24,653,294	Ps.	13,288,082
Less: Current portion of notes payable to contractors		11,383,234		5,321,352

Notes payable to contractors (long-term)	Ps.	13,270,060	Ps.	7,966,730

(a)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts, or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2010 and 2009, PEMEX had an outstanding payable amount of Ps. 20,958,659 and Ps. 9,053,726, respectively.
(b)	During 2007, PEMEX-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2010 and 2009, the outstanding balances owing to the contractor were Ps. 3,694,635 (U.S. $298,989) and Ps. 4,234,356 (U.S. $342,255), respectively. In accordance with the contract, the estimated future payments are as follow:

Year	U.S. $
2011	29,477
2012	25,267
2013	25,267
2014	25,267
2015	25,267
2016 and thereafter	168,444

Total	298,989

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 11—FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbons prices in national and international markets.

In order to monitor and manage these market risks, PEMEX has developed policies and guidelines that promote a comprehensive approach to managing such risk, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limit estimates.

PEMEX’s risk management regulations provide that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

PEMEX has a policy of reducing the potential impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing flows related to its liabilities.

(i)	Counterparty and credit risk associated with DFIs

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce that risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. PEMEX enters into transactions primarily with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. Additionally, PEMEX maintains a diversified portfolio of counterparties.

Pemex-Gas and Basic Petrochemicals (PGPB) faces additional credit risk due to the DFIs offered to its domestic customers to help them mitigate the risk associated with the volatility of natural gas prices (see paragraph (iv) below). PGPB significantly reduced its credit risk with the changes made during 2009 to PEMEX’s guidelines relating to market risk management.

In order to qualify for these DFIs, PGPB’s customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. These circumstances mean that the credit risk treatment of their DFIs is the same as that of their supply contracts. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit, or other collateral as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised, and if the collateral is not sufficient to cover the fair value in favor to PEMEX, natural gas supply is suspended until the payment is made. PGPB has some outstanding DFIs contracted before October 2, 2009, in which customers are not required to post collateral.

In 2010, the overdue accounts for natural gas of customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of PGPB.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010, PGPB had entered into DFIs with 84 of its customers, of which 72 are industrial customers (86%), 11 are distributors (13%) and 1 belongs to both customer categories (1%). Of the total traded volume of DFIs (MMBtus), industrial customers represented 42% while distributors represented 57%. The customer belonging to both categories represented 1%.

As of December 31, 2010, PGPB, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs, as compared to U.S. $17,325 having been provided in collateral for such DFIs as of December 31, 2009. The difference between the amounts in 2009 and 2010 is explained by (i) an increase in natural gas prices that diminished the negative fair value with the counterparties, putting the contracts back in compliance with the relevant credit limits; and (ii) as some DFIs reached their maturity date, PGPB used domestic customers’ payments to meet its international obligations.

(ii)	Interest rate risk

PEMEX constantly monitors its exposure to the risk generated by volatility in the various reference interest rates applicable to its outstanding debt, as recognized in the balance sheet. To establish an appropriate proportion of fixed rate instruments in its portfolio, thus reducing its exposure to adverse movements in floating interest rates, PEMEX enters into interest rate swaps associated with its variable-rate debt instruments. Under these swaps, PEMEX makes payments based on a fixed interest rate and receives payments based on a floating rate. LIBOR is the underlying floating rate for U.S. dollar-denominated swaps related to PEMEX’s debt.

(iii)	Foreign exchange rate risk

PEMEX’s functional currency is the Mexican peso. Most of PEMEX’s debt and income is denominated in U.S. dollars and Mexican pesos. Debt denominated in other currencies generates foreign exchange rate exposure that can increase PEMEX’s financing costs. Therefore, PEMEX regularly enters into cross-currency swaps to mitigate the exposure caused by the volatility in the exchange rates of currencies other than the U.S. dollar and the Mexican peso. The parity currencies underlying these swaps are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

(iv)	Hydrocarbon price risk

PEMEX’s tax structure permits it to transfer most hydrocarbon price risk to the Mexican Government. Therefore, PEMEX does not enter into long-term strategic hedging arrangements relating to the prices of the hydrocarbons that it trades.

However, PEMEX does periodically evaluate its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk.

In addition to supplying natural gas, PGPB enters as counterparty into DFIs on natural gas with its domestic customers, in order to help them mitigate the risk of volatility in natural gas prices. In providing this service, PGPB enters into corresponding DFIs with its subsidiary MGI

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Supply, Ltd., taking opposite positions to those in its DFIs with customers—thereby mitigating the market risk generated by those DFIs offered to customers. In turn, MGI Supply, Ltd. enters into opposite position DFIs with international counterparties in order to transfer the related price risk. This arrangement allows PGPB to maintain its overall natural risk profile.

Since 2003, PGPB has been required to sell Liquefied Petroleum Gas (“LPG”) under a price system imposed by the Mexican Government. The Mexican Government fixes the sale price of LPG throughout Mexico, with PGPB thereby being exposed to price risk in the geographic areas where it sells imported LPG. During 2009, PGPB mitigated the market risk generated by that exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010, PGPB did not enter into DFI hedges on propane.

(v)	Risks relating to the portfolio of third-party shares

PEMEX retains a synthetic long position (holding) on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over those shares. This is accomplished by using four total return swaps under which PEMEX has the right to receive the total return on the Repsol YPF shares with respect to an exercise price in USD, as well as the dividends and corporate rights relating to those shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol YPF shares and agrees to cover its financial counterparties for any capital losses that those shares may experience in reference to an exercise price, as well as to make payments at a fixed interest rate. Additionally, two of these DFIs include structures composed of combinations of options, consisting in each case of one short call and one long put spread, the premiums of which were paid out by transferring EUR 0.50 cents per share, annually. The aforementioned DFIs have maturities between March and October 2011. As of December 31, 2010 and 2009, the share price for the related Repsol YPF shares was U.S. $27.94 and U.S. $26.66, respectively.

(vi)	Fair value of DFIs

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX’s DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX’s DFI portfolio come from widely recognized price providers and do not require special adjustments or conversions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(vii)	Embedded derivatives due to a non-functional currency component

As of December 31, 2010 and 2009, in accordance with Bulletin C-10, PEMEX recognized the potential existence of embedded derivatives included in the terms of its contracts, including contracts structured as financial instruments (debt instruments or capital instruments) recognized in the balance sheet and agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments, which are not recognized in the balance sheet. These contracts were entered into by PEMEX in foreign currencies different from the functional currency of PEMEX and/or its counterparties and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

(viii)	Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of Bulletin C-10 for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect CFR.

As of December 31, 2010 and 2009, the net fair value of PEMEX’s DFIs was Ps. 8,860,754 and Ps. 9,239,778, respectively. These amounts include the DFIs designated as cash flow hedges and their net fair value of Ps. 231,028 and (Ps. 64,711), respectively, which was recognized under other comprehensive loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table shows the fair values and the notional amounts of PEMEX’s over-the-counter (“OTC”) DFIs that are designated as cash flow hedges outstanding as of December 31, 2010 and 2009:

		2010		2009
DFI	Position	Notional Amount	Fair Value	Notional Amount		Fair Value
Interest Rate Swaps	PEMEX pays fixed in U.S. $ and receives floating in 6-month U.S. $ LIBOR.	Ps. —	Ps. —	Ps.	496,328	Ps.	(15,097)

	Market	Volume (MMb)	(1)	Volume (MMb)		(1)
Petroleum Products Futures	Exchange Traded	4.93	Ps. (102,493)		7.15	Ps.	(338,418)

Petroleum Products Swaps	Exchange Traded	0.32	(4,096)		2.86		(33,989)

Petroleum Products Swaps	OTC	0.55	(9,522)		—		—

			(116,111)				(372,407)

(1)	Fair value amounts include the net value of assets and liabilities associated with DFIs designated as cash flow hedges that are entered into by the Subsidiary Companies; therefore, the sum of the fair value amounts included in the table above and the fair value amounts included in the table that follows may not match the information included in PEMEX’s consolidated financial statements.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, in 2010 and 2009 these instruments did not have an impact on earnings; changes in their fair value are recognized in their entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item’s cash flows affect earnings.

As of December 31, 2010, 2009, and 2008, a net (loss) income of (Ps. 22,987), (Ps. 62,375) and Ps. 1,062,359, respectively, was reclassified from other comprehensive income into earnings as part of CFR. As of December 31, 2010, it is estimated that, in 2011, no amount will be reclassified from other comprehensive income into earnings in the CFR.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table shows fair value and notional amounts as of December 31, 2010 and 2009 of PEMEX’s OTC DFIs that were treated for accounting purposes as non-hedges or as entered into for trading purposes:

		2010				2009
DFI	Position	Notional Amount		Fair Value		Notional Amount		Fair Value
Equity Swaps (including options)	PEMEX pays fixed in U.S. $ and receives total return on Repsol YPF shares	Ps.	18,627,271	Ps.	1,720,744	Ps.	19,700,551	Ps.	120,391
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos		2,400,000		(136,220)		3,000,000		(218,268)
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the PIP 182 day IRS in pesos		7,500,000		(1,075,533)		7,500,000		(1,161,596)
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI		13,464,756		867,691		13,464,756		607,198
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI		3,540,220		262,226		0		0
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥		9,024,917		3,300,899		12,609,031		2,066,422
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread		4,942,840		1,529,826		5,223,480		711,643
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread		7,474,641		2,889,451		7,899,029		1,326,331
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euro		57,553,996		(369,052)		74,854,127		5,734,924
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £		8,434,833		(926,728)		8,913,738		(573,689)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives fixed in £		7,131,134		(8,070)		7,509,405		101,171
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in CHF		5,913,180		669,806		4,424,107		(972)
Natural Gas Swaps	PEMEX receives fixed		(5,847,889)		2,656,871		(14,780,574)		5,038,005
Natural Gas Swaps	PEMEX receives floating		5,752,408		(2,563,670)		14,573,778		(4,840,626)
Natural Gas Options	PEMEX Long Put		91,155		38,935		525,228		149,213
Natural Gas Options	PEMEX Short Put		(91,155)		(38,943)		(523,818)		(148,996)
Natural Gas Options	PEMEX Long Call		987,111		26,925		2,350,803		127,432
Natural Gas Options	PEMEX Short Call		(987,102)		(26,915)		(2,351,140)		(127,244)
Natural Gas Digital Options	PEMEX Long Put		99,198		13,520		340,149		37,441
Natural Gas Digital Options	PEMEX Short Put		(99,198)		(13,525)		(340,149)		(37,472)
Natural Gas Digital Options	PEMEX Long Call		146,033		1		929,201		3,794
Natural Gas Digital Options	PEMEX Short Call		(146,033)		(1)		(932,490)		(3,825)

		Ps.	145,912,316	Ps.	8,818,238	Ps.	164,889,212	Ps.	8,911,277

The exchange rates as of December 31, 2010 and 2009 were Ps. 12.3571 and Ps. 13.0587 per U.S. dollar, respectively.

For the years ended December 31, 2010, 2009 and 2008, PEMEX recognized a net (loss) income of (Ps. 1,236,755), Ps. 9,963,741, and (Ps. 2,319,164), respectively, in CFR with respect to DFIs treated as non-hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010, the valuation effects of DFIs treated as non-hedges in CFR amounted to a loss of Ps. 1,895,731.

NOTE 12—EMPLOYEE BENEFITS:

a.	Pensions, seniority premiums and other post-retirement benefits

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees’ years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX partially funds its employee benefits through a Mexican trust, the resources of which come from the seniority premium item of the Mexican Government’s budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trust.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.

b.	Benefits for employment termination for causes other than restructuring

Petróleos Mexicanos has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee’s retirement age. These benefits are calculated based on years of service and the employee’s compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.

c.	Cash Flows

Plan contributions and benefits paid were as follows:

	Retirement benefits
	2010		2009
Contribution to the pension plan assets	Ps.	24,760,321	Ps.	20,331,433
Payments charged to the plan assets		25,297,145		22,620,838

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2010 and 2009 were Ps. 4,312,712 and Ps. 4,260,829, respectively. Payments for employment termination before the employees’ retirement age were Ps. 5,489 and Ps. 26,525 in 2010 and 2009, respectively.

The cost, obligations and other elements of the pension plan, seniority premium and other post-retirement benefits plans for termination for causes other than restructuring, mentioned in

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Note 3(m), were determined based on calculations prepared by independent actuaries as of December 31, 2010 and 2009.

The components of net periodic cost for the years ended December 31, 2010 and 2009 are as follows:

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Net periodic cost:
Service cost	Ps.	1,981,137	Ps.	13,935,679	Ps.	15,916,816
Financial cost		2,008,977		70,024,058		72,033,035
Return on plan assets		—		(1,218,398)		(1,218,398)
Prior services cost:
Prior services costs and plan amendments		42,349		4,975,016		5,017,365
Amortization of transition liability		138,090		27,433,654		27,571,744
Actuarial gain (loss)		(12,531,089)		6,224,769		(6,306,320)
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	(8,360,536)	Ps.	122,635,577	Ps.	114,275,041

	Termination benefits 2009		Retirement benefits 2009		Total 2009
Net periodic cost:
Service cost	Ps.	1,271,683	Ps.	11,649,536	Ps.	12,921,219
Financial cost		1,675,982		51,404,121		53,080,103
Return on plan assets				(566,935)		(566,935)
Prior services cost:
Prior services costs and plan amendments		46,365		5,074,381		5,120,746
Amortization of transition liability		134,220		27,337,019		27,471,239
Actuarial losses		9,086,387		(2,721,667)		6,364,720
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	12,214,637	Ps.	93,437,254	Ps.	105,651,891

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The actuarial present value of benefit obligations is as follows:

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	23,612,556	Ps.	528,960,315	Ps.	552,572,871

Accumulated defined benefit obligations (“OBD”)		23,612,556		764,939,434		788,551,990
Plan assets at fair value		—		(4,258,340)		(4,258,340)

Defined benefit obligations (“OBD”) fund excess		23,612,556		760,681,094		784,293,650

Prior services not recognized:
Transition liability		(274,818)		(55,068,933)		(55,343,751)
Plan amendments		(90,636)		(49,206,499)		(49,297,135)
Actuarial losses and variances in assumptions		—		(15,766,101)		(15,766,101)
Compensation increase		—		(2,521,598)		(2,521,598)

Total liability recognized in the balance sheet	Ps.	23,247,102	Ps.	638,117,963	Ps.	661,365,065

	Termination benefits 2009		Retirement benefits 2009		Total 2009
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	32,183,020	Ps.	624,808,332	Ps.	656,991,352

Accumulated defined benefit obligations (“OBD”)		32,183,020		888,542,099		920,725,119
Plan assets at fair value		—		(4,075,779)		(4,075,779)

Defined benefit obligations (“OBD”) fund excess		32,183,020		884,466,320		916,649,340

Prior services not recognized:
Transition liability		(402,668)		(82,011,048)		(82,413,716)
Plan amendments		(159,495)		(54,673,054)		(54,832,549)
Actuarial gains and variances in assumptions		—		(199,419,745)		(199,419,745)
Compensation increase		—		(3,782,396)		(3,782,396)

Total liability recognized in the balance sheet	Ps.	31,620,857	Ps.	544,580,077	Ps.	576,200,934

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

Effect	Termination 2010	Retirement 2010	Termination 2009	Retirement 2009
Increase of one point in Medical Inflation:
a) Labor cost of current services	358,988	2,463,292	1,095,522	3,361,428
b) Financial cost	371,457	14,063,586	1,275,829	18,874,905

c) Total	730,445	16,526,878	2,371,351	22,236,333

Variation	12.26%	19.68%	33.19%	45.07%
d) Defined benefit obligations (“OBD”)	4,324,601	164,017,124	15,175,717	223,285,402

Variation	11.96%	21.44%	37.30%	43.75%

Decrease of one point in Medical Inflation:
a) Labor cost of current services	246,604	1,455,987	667,525	1,877,464
b) Financial cost	228,501	9,919,215	690,807	12,800,467

c) Total	475,105	11,375,202	1,358,332	14,677,931

Variation	(26.99%)	(13.50%)	(23.71%)	(34.96%)
d) Defined benefit obligations (“OBD”)	2,729,100	117,762,688	8,260,009	152,492,471

Variation	(29.34%)	(15.40%)	(25.27%)	(33.34%)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Significant assumptions used in determining the net periodic cost of plans are as follows, and are expressed in nominal rates:

	Termination benefits 2010	Retirement benefits 2010	Termination and retirement benefits 2009
Discount rate	8.96%	8.96%	8.75%
Rate of compensation increase (*)	5.10%	5.10%	5.50%
Expected long-term rate of return on plan assets	8.75%	8.75%	8.75%
Employees’ average remaining labor life over which pending amortization items are amortized	N/A	12 years	9 years

(*)	Includes salary increases due to promotions.

PEMEX’s plan assets are held in two trusts, the Fondo Laboral Pemex (“FOLAPE”) and the Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a technical committee that is comprised of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement benefits
	2010	2009
Type of investment:
Governmental securities	79.1%	69.3%
Fixed rate securities	20.9%	30.7%

Total	100.0%	100.0%

NOTE 13—COMPREHENSIVE LOSS:

Comprehensive loss, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

	2010		2009		2008
Net loss	Ps.	(47,462,608)	Ps.	(94,662,018)	Ps.	(112,076,444)

Derivative financial instruments		(390,909)		2,532,882		(1,268,722)
Currency translation effect		(1,532,399)		(2,183,412)		6,834,247
Deferred income tax effect		—		—		(3,596)
Effect on equity from employee benefits		—		—		51,759,539

Comprehensive loss for the year	Ps.	(49,385,916)	Ps.	(94,312,548)	Ps.	(54,754,976)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 14—EQUITY:

Certificates of Contribution “A”—permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2009, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530

Certificates of Contribution “A” in pesos of December 31, 2007 purchasing power	Ps.	96,957,993

Mexican Government’s contributions

During 2007, Petróleos Mexicanos paid Ps. 4,270,224 to the Mexican Government in advance for a minimum guaranteed dividend to be paid as a condition of this capitalization. Pursuant to an agreement dated August 20, 2008 (No. CA-122/2008), the Board of Directors of Petróleos Mexicanos authorized the application of this minimum guaranteed dividend, which was recognized in September 2008, as accumulated loss.

In addition, during 2007, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 13,938,000. As of December 31, 2007, Petróleos Mexicanos had received Ps. 11,131,800 that it capitalized in equity. The other Ps. 2,806,200 was recognized as uncalled capital until it was received by Petróleos Mexicanos in February 2008. Additionally, Petróleos Mexicanos received Ps. 19,700 from the Fondo sobre Ingresos Excedentes.

During 2008, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 32,639,044. In addition, interest in the amount of Ps. 12,218 related to these payments by the Mexican Government was capitalized.

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under article 19, fraction IV, clause c) of the Federal Law of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Budget and Fiscal Accountability. Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 corresponding to excess income from the 2008 fiscal year. The SHCP authorized application of this payment toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works.

In accordance with FRS C-1, PEMEX reclassified the funds provided by the Mexican Government for infrastructure projects from Accounts, notes receivable and other to Cash and cash equivalents for the fiscal years ended December 31, 2010 and 2009.

Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. During 2008, the Subsidiary Companies contributed Ps. 154,917 for legal reserve funds, as compared to no contributions made to such funds during 2010 or 2009.

Donation surplus

During 2009, PEMEX recorded Ps. 119,884 as fixed asset additions for land and buildings regularization. In connection with the project for the construction of a new refinery in Tula, Hidalgo, land valued at Ps. 980,187 was received as a donation from the State of Hidalgo, as stated in a conveyance issued by Public Notary No. 5 of Tepeji del Río de Ocampo, Hidalgo in 2010. In addition, another 64 properties and 97 buildings were recognized as fixed assets totaling Ps. 1,462,210 based on their assessed values, in accordance with article 27 of the Ley General de Contabilidad Gubernamental (General Governmental Accounting Law).

Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including through the adoption of the November 2008 amendments to PEMEX’s legal framework, which will permit it greater autonomy in decision making and enhanced operational viability.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 15—COMMITMENTS:

(a)	PEMEX, through Pemex-Exploration and Production, is party to an evergreen contract to sell to PMI CIM crude oil INTENDED for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2010 and 2009, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 14,180,472 and Ps. 17,309,316, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2011	Ps.	1,673,920
2012		1,926,529
2013		1,302,084
2014		1,318,181
2015		1,337,764
More than 5 years		6,621,994

Total	Ps.	14,180,472

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of December 31, 2010 and 2009, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 1,465,993 and Ps. 2,443,574, respectively.

In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

2011	Ps.	497,585
2012		497,585
2013		94,717
2014		94,717
2015		94,717
2016 to 2017		186,672

Total	Ps.	1,465,993

(d)	As of December 31, 2010 PEMEX has entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed project, it has no payment obligation under the contract.

Date	Block	2010	2009
		(in thousands of U.S. dollars)
February 9, 2004	Olmos	301,818	304,213
November 21, 2003	Cuervito	118,022	202,974
November 28, 2003	Misión	977,678	823,052
November 14, 2003	Reynosa-Monterrey	2,050,000	2,238,139
December 8, 2003	Fronterizo	141,997	221,467
March 23, 2005	Pirineo	452,399	553,090
April 3, 2007	Nejo	696,653	883,671
April 20, 2007	Monclova	241,221	369,899
May 12, 2008	Burgos VII	765,576	1,043,666

Total		5,745,364	6,640,171

(e)	As of December 31, 2010 and 2009, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 421,101,319 and Ps. 195,096,931, respectively.

NOTE 16—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010 and 2009, the reserve for environmental remediation expenses totaled Ps. 5,297,933 and Ps. 6,032,931, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of December 31, 2010, PEMEX had accrued a reserve of Ps. 8,430,795 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs, which was presented to the Court on March 15, 2011, is being finalized. As of the date of this report, a final award from the Court is still pending.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) informed Pemex-Exploration and Production of the results of its review of the financial statements of Pemex-Exploration and Production for 2006, in respect of Federal Taxes, Value Added Tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. As of this date, the Tax Management Service has not yet filed a response to this claim.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any seizure of assets ordered against Pemex-Exploration and Production in the United States. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, a constitutional relief known as amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of Mexico). On March 25, 2011, the Supreme Court of Justice of Mexico accepted the case. As of the date of this report, the Court has not yet ruled on this appeal.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. The appeals (No. 25/2010-I) are being resolved before the Primer

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In February 2010, the Tax Management Service informed Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for 2006, in respect of Federal Taxes, Value Added Tax and Hydrocarbons Income Tax. On September 20, 2010 the Tax Management Service determined that Pemex-Refining had failed to deliver the full Value Added Tax owing by it, and assessed fees and fines for a total amount of Ps. 1,553,371 (of which Pemex-Refining was notified on September 22, 2010). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, the claim was accepted by the Court. As of this date, the Tax Management Service has not filed a response to this claim.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,700, due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution with the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit); both filings for amparo (No. D. C. 03/2010 and No. D.C. 04/2010) were settled in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff. The court ordered that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit issued a resolution ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. As a result, on March 4, 2011, Pemex-Refining was required to comply with the final judgment issued by the Second Unit Civil and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Administrative Court of the First Circuit. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on May 24, 2011.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the possible contamination of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked both subject matter and territorial jurisdiction to hear it. This objection was denied on September 3, 2010. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was partially granted on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution before the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas. A judgment was issued granting both amparos and, as a result, as of this date, PEMEX is awaiting the issuance of a new resolution as required by the Second Unit Court’s ruling.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A constitutional hearing was held on January 31, 2011, resolving Bardahl’s complaint. Impulsora’s claim was then transferred to the Juzgado Segundo de Distrito Auxiliar (Second Auxiliary District Court) in Guadalajara, Jalisco (No. 170/2011). As of the date of this report, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25,800 in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360,900 in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12,600 for unauthorized wages and salaries and Ps. 176,800 for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. As of this date, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en material Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo (No. 46/2008-VIII) was granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied and on December 23, 2008, the District Judge granted Pemex-Refining the amparo. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009). A hearing was held on November 25, 2010,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

and on February 17, 2011, Pemex-Refing’s amparo was granted, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission appealed this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210,692. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 17—HYDROCARBON RESERVES (UNAUDITED)

Information in this note is presented only for information purposes. Under the Mexican Constitution and the Petróleos Mexicanos Law, all oil and other hydrocarbons reserves in Mexico are the property of the Mexican nation. PEMEX is entrusted through Pemex-Exploration and Production with the exclusive right to extract and exploit Mexico’s petroleum reserves. However, because such reserves are not PEMEX’s property, they are not recorded on its books. Pemex-Exploration and Production estimates the reserves in accordance with the regulations of the United States Securities and Exchange Commission (the “SEC”), as provided in Rule 4-10(a) of Regulation S-X of the SEC, as amended. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates from different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to its revision.

NOTE 18—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The primary sources of revenue for the segments are as described below:

•

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the exporting of crude oil, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX’s crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•

Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most important products are different types of gasoline.

•

Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•

Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses of the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary performance indicators.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2010:
Sales
Trade	Ps.	—	Ps.	533,722,826	Ps.	125,391,708	Ps.	24,738,801	Ps.	592,907,683	Ps.	—	Ps.	1,276,761,018
Intersegment		980,603,172		68,864,848		74,064,806		16,587,113		350,326,862		(1,490,446,801)		—
Services income		—		3,469,042		—		—		2,903,752		(1,069,502)		5,303,292

Total net sales		980,603,172		606,056,716		199,456,514		41,325,914		946,138,297		(1,491,516,303)		1,282,064,310
Gross income		744,433,897		(106,207,256)		12,148,916		(5,455,508)		49,840,737		(44,986,892)		649,773,894
Operating income (loss)		712,063,736		(155,642,889)		1,005,678		(15,361,966)		5,137,554		(1,680,950)		545,521,163
Comprehensive financing result		(20,888,539)		(2,238,951)		2,856,243		(38,919)		8,231,872		108,956		(11,969,338)
Taxes and duties		649,813,771		—		1,651,735		34,562		2,640,581				654,140,649
Net income (loss)		34,366,809		(83,082,344)		3,573,282		(15,120,242)		(42,077,793)		54,877,680		(47,462,608)
Depreciation and amortization		82,244,686		8,906,150		3,531,638		1,165,828		633,479		—		96,481,781
Net cost for the period of employee benefits		38,822,191		38,974,527		7,768,779		10,617,542		18,092,002		—		114,275,041
Current assets		740,040,846		370,842,051		99,868,803		89,198,563		917,048,061		(1,903,569,091)		313,429,233
Investments in shares		753,219		157,094		1,983,237		—		393,300,227		(385,077,697)		11,116,080
Properties, plant and equipment		789,473,758		201,826,731		42,383,097		17,793,522		9,910,793		—		1,061,387,901
Acquisition of fixed assets		176,378,800		24,585,500		3,631,300		2,217,300		1,209,800		—		208,022,700
Total assets		1,532,989,752		573,181,071		144,514,505		108,151,144		1,878,731,690		(2,844,852,888)		1,392,715,274
Current liabilities		433,338,544		323,872,240		29,850,392		17,323,008		1,294,574,159		(1,891,704,715)		207,253,628
Reserve for employee benefits		228,029,915		225,323,759		55,740,944		62,105,361		90,165,086		—		661,365,065
Total liabilities		1,249,247,867		587,354,957		94,353,467		80,046,330		1,955,267,780		(2,459,771,710)		1,506,498,691
Equity		283,741,885		(14,173,886)		50,161,038		28,104,814		(76,536,090)		(385,081,178)		(113,783,417)

Year ended December 31, 2009:
Sales
Trade	Ps.	—	Ps.	466,238,279	Ps.	111,245,384	Ps.	18,885,357	Ps.	488,260,795	Ps.	—	Ps.	1,084,629,815
Intersegment		827,653,321		61,000,823		60,722,516		31,068,976		255,738,182		(1,236,183,818)		—
Services income		—		3,376,277		—		—		3,027,320		(1,112,081)		5,291,516

Total net sales		827,653,321		530,615,379		171,967,900		49,954,333		747,026,297		(1,237,295,899)		1,089,921,331
Gross income		607,234,367		(85,483,482)		7,652,595		(8,973,710)		50,044,324		(41,687,718)		528,786,376
Operating income (loss)		576,366,159		(129,814,425)		(4,789,179)		(20,370,049)		7,618,478		(733,608)		428,277,376
Comprehensive financing result		(27,778,181)		(157,022)		2,748,591		100,489		9,778,256		—		(15,307,867)
Taxes and duties		538,596,544		3,309,822		692,647		290,507		3,743,538		—		546,633,058
Net income (loss)		5,436,454		(92,455,034)		(1,190,256)		(19,997,884)		(88,682,514)		102,227,216		(94,662,018)
Depreciation and amortization		62,374,663		9,023,359		3,676,317		1,142,709		673,639		—		76,890,687
Net cost for the period of employee benefits		34,995,298		35,426,353		7,961,731		9,900,426		17,368,083		—		105,651,891
Current assets		2,269,247,725		308,544,174		89,660,926		69,107,983		904,063,806		(3,290,927,924)		349,696,690
Investments in shares		610,032		157,094		1,503,374		—		375,193,677		(367,701,776)		9,762,401
Properties, plant and equipment		711,503,482		186,970,987		42,128,005		17,488,295		9,500,731		—		967,591,500
Acquisition of fixed assets		173,104,870		24,950,814		2,120,178		2,198,130		1,368,691		—		203,742,683
Total assets		2,983,699,608		496,044,407		133,497,604		86,943,440		1,802,500,251		(4,170,648,131)		1,332,037,179
Current liabilities		2,004,499,026		248,243,821		32,420,053		9,493,321		1,228,678,446		(3,280,374,275)		242,960,392
Reserve for employee benefits		198,641,039		195,906,527		49,111,151		53,968,743		78,573,474		—		576,200,934
Total liabilities		2,728,866,519		484,186,579		89,416,127		64,252,478		1,835,102,671		(3,802,947,175)		1,398,877,199
Equity		254,833,089		11,857,828		44,081,477		22,690,962		(32,602,420)		(367,700,956)		(66,840,020)

Year ended December 31, 2008:
Sales
Trade	Ps.	—	Ps.	487,070,405	Ps.	167,107,867	Ps.	25,575,854	Ps.	644,418,238	Ps.	—	Ps.	1,324,172,364
Intersegment		1,137,807,483		56,992,301		104,027,712		54,481,528		330,042,792		(1,683,351,816)		—
Services income		—		3,485,588		—		—		2,375,188		(1,083,188)		4,777,588

Total net sales		1,137,807,483		547,548,294		271,135,579		80,057,382		976,836,218		(1,684,435,004)		1,328,949,952
Gross income		902,305,112		(236,863,752)		13,004,111		(8,722,223)		42,447,800		(37,253,555)		674,917,493
Operating income (loss)		871,180,460		(280,318,220)		(259,550)		(19,336,132)		(143,856)		(11,253)		571,111,449
Comprehensive financing result		87,731,727		25,488,043		(3,199,974)		(624,199)		(4,032,478)		2,148,597		107,511,716
Taxes and duties		761,683,140		5,348,879		1,771,024		274,084		2,624,677		—		771,701,804
Net income (loss)		23,473,089		(119,474,506)		2,263,955		(18,670,810)		(110,724,131)		111,055,959		(112,076,444)
Depreciation and amortization		74,475,554		9,978,606		3,688,137		1,093,894		604,304		—		89,840,495
Labor cost reserve		38,146,689		37,599,695		9,850,665		9,111,632		17,934,996		—		112,643,677

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

For certain of the above items to agree with the individual financial statements, they must be reconciled. The reconciliation of those items by segment, before intersegment eliminations, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Year ended December 31, 2010:
Total net sales	Ps.	979,563,741	Ps.	605,155,570	Ps.	199,151,783	Ps.	41,305,870	Ps.	946,621,370
Intersegment revenue		1,039,431		901,146		304,731		20,044		(690,031)

Total consolidated net sales		980,603,172		606,056,716		199,456,514		41,325,914		945,931,339

Operating income (loss)		711,060,303		(159,536,815)		392,235		(15,255,940)		4,576,209
Less intersegment revenue		1,039,431		901,146		304,731		20,044		(690,031)
Less intersegment sales		(154,979)		(309,350)		(56,502)		(2,989)		1,044,418
Depreciation interest not capitalized		118,981		—		—		—		—
Less unrealized profit on inventory		—		3,302,132		365,214		(123,081)		—

Operating income (loss)	Ps.	712,063,736	Ps.	(155,642,889)	Ps.	1,005,678	Ps.	(15,361,966)	Ps.	4,930,596

Total assets		1,535,841,727		613,192,734		145,643,281		109,644,958		1,880,399,853
Less intersegment sales		—		(1,173,638)		(74,220)		—		4,785,455
Less unrealized profit on inventory		—		(38,838,025)		(1,054,556)		(1,493,814)		(6,453,618)
Less intersegment capitalized interest		(2,855,552)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		3,577		—		—		—		—

Total assets	Ps.	1,532,989,752	Ps	573,181,071	Ps.	144,514,505	Ps.	108,151,144	Ps.	1,878,731,690

Equity		286,593,860		25,837,777		51,289,814		29,598,628		(76,277,888)
Less intersegment sales				3,893,927		613,443		(106,025)		354,387
Less unrealized profit on inventory		—		(43,905,590)		(1,742,219)		(1,387,789)		(612,589)
Less intersegment capitalized interest		(2,855,552)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		3,577		—		—		—		—

Consolidated equity	Ps.	283,741,885	Ps.	(14,173,886)	Ps.	50,161,038	Ps.	28,104,814	Ps.	(76,536,090)

Year ended December 31, 2009:
Total net sales	Ps.	828,692,752	Ps.	532,690,163	Ps.	172,346,851	Ps.	49,974,377	Ps.	747,746,227
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)

Total consolidated net sales		827,653,321		530,615,379		171,967,900		49,954,333		747,026,297

Operating income (loss)		577,250,611		(85,908,835)		(3,046,960)		(18,982,260)		8,231,067
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less intersegment sales		154,979		309,350		56,502		2,988		107,341
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—

Operating income (loss)	Ps.	576,366,159	Ps.	(129,814,425)	Ps.	(4,789,179)	Ps.	(20,370,049)	Ps.	7,618,478

Total assets		2,987,558,593		539,949,997		135,239,823		88,331,228		1,853,404,840
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(2,479,292)
Less intersegment sales		154,979		309,350		56,502		2,989		107,342
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less intersegment capitalized interest		(2,974,533)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		—		—		—		—		(48,532,639)

Total assets	Ps.	2,983,699,608	Ps.	496,044,407	Ps.	133,497,604	Ps.	86,943,440	Ps.	1,802,500,251

Equity		252,743,008		55,763,418		45,823,696		24,078,750		19,517,340
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less intersegment sales		154,979		309,350		56,502		2,989		107,342
Less unrealized profit on inventory		(42,140,156)		(1,419,770)		(1,370,733)		—		—
Less intersegment capitalized interest		2,974,533		—		—		—		—
Less participation method for unrealized profits from intersegment operations		—		—		—		—		(51,507,172)

Consolidated equity	Ps.	254,833,089	Ps.	11,857,828	Ps.	44,081,477	Ps.	22,690,962	Ps.	(32,602,420)

NOTE 19—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. This regime was modified on October 1, 2007, on November 13, 2008 and again on November 27, 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Under this new fiscal regime, PEMEX’s contribution scheme continues to be established by the Ley Federal de Derechos (Federal Duties Law) and the Ley de Ingresos de la Federación (Federal Income Law). The fiscal regime for PEMEX for 2010 contemplates the following duties:

(a)	Ordinary Hydrocarbons Duty (“DOSH”)—During 2010 and 2009, the applicable rates of this duty were 73.00% and 73.50%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2010, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 182,051,780, Ps. 182,051,636 and Ps. 178,669,965, respectively, totaling Ps. 542,773,381, which amount was credited to the annual payment of the DOSH. During 2009, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 160,630,027, Ps. 162,686,276 and Ps. 120,532,240, respectively, totaling Ps. 443,848,543, which amount was credited to the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a “temporary difference,” in accordance with FRS D-4. These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize.

(b)	Hydrocarbons Duty for the Stabilization Fund—Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(c)	Extraordinary Duty on Crude Oil Exports—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Income Law (U.S. $59.00 and U.S. $70.00 during 2010 and 2009, respectively), times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(d)	Duty for Scientific and Technological Research on Energy—This duty is applied at a rate of 0.40% to the value of the extracted production of crude oil and natural gas for the year. The collections from this tax are directed as follows:

•	65% to the Sectorial Fund CONACYT of the Ministry of Energy for Hydrocarbons;

•	15% to the Scientific Research and Technological Development Fund of the Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or “IMP”); and

•	20% to the Sectorial Fund CONACYT of the Ministry of Energy for Energy Sustainability.

(e)	Duty for Oil Monitoring—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoria Superior de la Federación (Supreme Federal Audit) in accordance with the Federal Expenditures Budget.

(f)	Sole Hydrocarbons Duty—This duty is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

(g)	Extraction of Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied to the value of the crude oil and natural gas extracted from the fields in Paleocanal de Chicontepec and in deep waters in the Gulf of Mexico, at a 15% rate, on the weighted average price per barrel of Mexican crude oil exports. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(h)	Special Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied at a rate between 30% and 36%, in accordance with cumulative production to the value of the crude oil and natural gas extracted from the fields in the Paleocanal de Chicontepec and deep waters less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

(i)	Additional Hydrocarbons Duty—This Duty is effective January 1, 2010 and is determined by applying a 52% rate on the amount realized in excess of U.S. $60.00 per barrel of crude oil extracted from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

(j)	IEPS Tax—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the importing and sale of gasoline and diesel. The IEPS is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In 2010, 2009 and 2008, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax against other taxes and payments to which PEMEX is also subject. As a result of this credit, PEMEX recognized in 2010, 2009 and 2008 revenue of approximately Ps. 73,582,280, Ps. 37,247,260 and Ps. 194,575,700, respectively.

(k)	Hydrocarbon Income Tax (“IRP”)—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate on the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2010, 2009 and 2008, PEMEX generated an IRP as follows:

	2010		2009		2008
Current IRP	Ps.	2,271,848	Ps.	2,464,890	Ps.	1,453,626
Deferred IRP		187,709		37,761		129,284

Total IRP	Ps.	2,459,557	Ps.	2,502,651	Ps.	1,582,910

During 2010, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production made daily and weekly payments of Ps. 1,198,660, and Ps. 1,225,848, respectively, as determined by the SHCP, for an overall total of Ps. 2,424,508 credited to the annual payment of the IRP. During 2009, the total daily and weekly payments determined by the SHCP were Ps. 1,190,700 and Ps. 1,170,141, respectively, for an overall total of Ps. 2,360,841 credited to the annual payment.

This tax will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2011, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos will comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos will be solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The principal factors generating the deferred IRP are the following:

	2010		2009
Deferred asset IRP:
Advances from customers	Ps.	38,530	Ps.	475,471
Provision for insurance		195,787		168,605
Provision for contingencies		18,533		37,369
Environmental reserve		5,857		6,721
Allowance for doubtful accounts		30,882		29,362
Allowance for slow moving and obsolete inventory		64,236		—

		353,825		717,528
Deferred liability IRP:
Advance insurance		(10,681)		(10,910)
Properties, plant and equipment		(5,574,537)		(5,750,302)

		(5,585,218)		(5,761,212)

Long-term liability	Ps.	(5,231,393)	Ps.	(5,043,684)

The expense (benefit) attributable to the profit (loss) from continuing operations before tax on oil production was different from what would result from applying the rate of 28% to profit, as a result of the items listed below:

	2010		2009		2008
Expected (benefit) expense	Ps.	(2,089,132)	Ps.	(129,178,136)	Ps.	1,501,210
Tax effect of inflation, net		(1,444,611)		(915,759)		(280,619)
Difference between book depreciation and tax depreciation		(362,109)		(1,104,432)		320,018
Equity interest in investments		5,559,490		131,627,990		—
Non-deductible expenses		358,978		2,066,042		19,570
Customer advances		436,941		6,946		—
Other, net		—		—		22,731

Expense for tax on earnings		Ps. 2,459,557	Ps.	2,502,651	Ps.	1,582,910

(l)	Value Added Tax (“VAT”)—For VAT purposes, final monthly payments are determined in cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

On November 25, 2009, the Federal Income Law was published in the Official Gazette of the Federation. Article 7, section III of that law provides for an additional procedure that applies exclusively to PEMEX, regarding treatment of the VAT in respect of imports of tangible goods. To be in compliance with this law, PEMEX recognized on December 31, 2009 a provision in the amount of Ps. 8,000,000.

(m)	Income Tax—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or Income Tax.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

For the years ended December 31, 2010, 2009 and 2008, the Subsidiary Companies incurred the following income tax:

	2010	2009	2008
Current income tax	Ps. 1,629,875	Ps. 1,900,467	Ps. 2,540,703
Deferred income tax	94,931	(144,619)	56,246

	Ps. 1,724,806	Ps. 1,755,848	Ps. 2,596,949

The principal factors generating deferred Income Tax are the following:

	2010		2009
Deferred asset income taxes:
Allowance:	Ps.	—	Ps.	530

Losses from prior years		38,913		—
Total deferred asset income tax		38,913		530
Deferred liability income taxes:
Properties, plant and equipment		(2,023,280)		(1,855,762)
Gain unrealizable from financial transactions		—		(34,204)

Total deferred liability income tax		(2,023,280)		(1,889,966)

Long term liability	Ps.	(1,984,367)	Ps.	(1,889,436)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2010	2009	2008
Expected expense	Ps. 1,198,550	Ps. 1,837,132	Ps. 2,463,151
Tax effect of inflation, net	(34,055)	(80,936)	(96,070)
Difference between accounting and tax depreciation	216,164	—	—
Non-deductible expenses	344,147	—	110,279
Others, net	—	(348)	119,589

Income tax expense	Ps. 1,724,806	Ps. 1,755,848	Ps. 2,596,949

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 20—NEW ACCOUNTING PRONOUNCEMENTS:

The CINIF has issued the following revised FRS, which will take effect for the fiscal year beginning as of January 1, 2011 and whose effects on Petróleos Mexicanos and the Subsidiary Entities will be evaluated together with the Unidad de Contabilidad Gubernamental e Informes Sobre la Gestión Pública (Government Accounting and Public Administration Reporting Unit), which is under the auspices of the SHCP.

FRS B-5, “Segment Financial Information”—FRS B-5 will take effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

•

The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in the pre-operating stage may be classified as operating segments.

•	FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

FRS B-9, “Interim Financial Reporting”—FRS B-9 will take effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9 – “Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the balance sheet and income statement, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

compared also to such financial statement at the immediately preceding year-end date.

•	New terminology is included and defined.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

FRS C-4, “Inventories”—FRS C-4 will take effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet. The principal changes are as follows:

•	FRS C-4 eliminates: (a) direct costing as a valuation system and, (b) the inventory cost assignment formula (formerly method) referred to as Last In – First Out (LIFO).

•	Inventory cost can only be modified solely to equal the lower of cost or market value, except that the net realizable value may not exceed the market value of the inventory.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-5, “Prepayments”—FRS C-5 will take effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-5 and includes primarily the following changes:

•

Advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•

When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the income statement. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded on the income statement for the related future period.

•

Among other things, the following must be disclosed in notes to financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, as well as relevant reversal of impairments.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-6, “Property, Plant and Equipment”—FRS C-6 will take effect as of January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which will be effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment for asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-18, “Property, Plant and Equipment Retirement Obligations”—FRS C-18 will take effect as of January 1, 2011, and primarily provides for the following:

•	Requirements that must be considered for valuation of a fixed asset component retirement obligation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	Requirement to recognize retirement obligations as a provision that increases the acquisition cost of a component.

•

How changes in the valuation of retirement obligations (provisions) resulting from revisions to estimated future cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

•	Use of a suitable discount rate to determine estimated future cash flows, incorporating the cost of money and the entity’s credit risk.

•	Use of the expected present value technique to determine the best estimate for retirement obligations.

•	Disclosures that are to be made in case an entity has a component retirement obligation.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

2011 FRS Amendments

In December 2010, the CINIF announced the following amendments to some existing FRS that will take effect for the fiscal year beginning as of January 1, 2011:

•

Bulletin C-3, “Accounts Receivable”—Provides that interest income on accounts receivable should be recognized when accrued, provided that the relevant amount is reliably valued and likely to be recovered. Furthermore, interest income on accounts receivable unlikely to be recovered must not be recognized. These amendments will take effect as of January 1, 2011, and are applicable retrospectively.

•

FRS C-10, “Derivative Financial Instruments and Hedging Activities”—The amendments to this FRS will take effect as of January 1, 2011, with retrospective application. The principal amendments include the following:

•	Certain criteria used to assess hedge effectiveness may be excluded.

•	An intra-group transaction may be recognized as a hedging activity only when the functional currencies of the related parties involved in such transaction are different from each other.

•	Reporting of the effect of the hedged interest rate risk is required when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•

In a hedge relationship, a portion of the total amount of the DFI may be designated as the hedging instrument. However, it is not possible to designate only a portion of the term of the hedging instrument as a hedge relationship.

•

Bulletin D-5, “Leases”—The discount rate to be used on capital leases is established, disclosures related to such leases are added and the timing for recognition of the gain or loss on a sale and leaseback transaction is modified. Application is on a prospective basis, except for the changes in disclosure, which must be retrospectively recognized and will take effect as of January 1, 2011.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

NOTE 21—SUBSEQUENT EVENTS:

On April 8, 2011, the weighted average price of the crude oil exported by PEMEX was U.S. $113.54 per barrel; this price increased by approximately 36% as compared to the average price as of December 31, 2010, which was U.S. $83.51 per barrel.

On April 8, 2011, the peso- dollar exchange rate was Ps. 11.7931 per dollar, which represents a 5% appreciation in dollar terms as compared to the exchange rate as of December 31, 2010, which was Ps. 12.3571 per U.S. dollar.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2011 AND DECEMBER 31, 2010

(Figures stated in thousands of Mexican pesos (note 2))

	2011		2010
	(unaudited)
Current assets:
Cash and cash equivalents (note 5)	Ps.	126,721,260	Ps.	133,587,079
Accounts, notes receivable and other—Net (note 6)		164,224,550		141,804,594
Inventories—Net (note 7)		34,542,278		38,037,560

Total current assets		325,488,088		313,429,233
Investments in shares of non-consolidated subsidiaries, affiliates and others		10,895,033		11,116,080
Wells, pipelines, properties, plant and equipment—Net (note 8)		1,059,932,660		1,061,387,901
Other assets—Net		7,489,735		6,782,060

Total assets	Ps.	1,403,805,516	Ps.	1,392,715,274

Current liabilities:
Current portion of long-term debt (note 9)	Ps.	96,496,794	Ps.	89,554,617
Suppliers		47,794,916		43,474,439
Accounts payable and other		14,026,368		21,658,672
Taxes and duties payable		60,478,161		52,565,900

Total current liabilities		218,796,239		207,253,628

Long-term liabilities:
Long-term debt (note 9)		555,642,721		575,170,797
Reserve for employee benefits		677,108,872		661,365,065
Reserve for sundry creditors and other		56,583,333		55,493,441
Deferred taxes		6,777,788		7,215,760

Total liabilities		1,514,908,953		1,506,498,691

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government contributions to Petróleos Mexicanos		180,382,423		180,382,423
Legal reserve		987,535		987,535
Donation surplus		3,457,907		3,446,743
Comprehensive result		2,857,596		4,396,294
Accumulated losses:
From prior years		(399,954,405)		(352,491,797)
Net income (loss) for the three-month period ended March 31, 2011 and year ended December 31, 2010		4,207,514		(47,462,608)

Total equity		(111,103,437)		(113,783,417)
Commitments and contingencies (notes 11 and 12)		—		—
Subsequent event (note 14)		—		—

Total liabilities and equity	Ps.	1,403,805,516	Ps.	1,392,715,274

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (note 2))

	2011		2010
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	179,315,493	Ps.	165,785,632
Export		172,151,001		140,661,310
Services income		1,233,623		1,428,240

Total revenues		352,700,117		307,875,182

Cost of sales		165,839,116		144,629,859

Gross income		186,861,001		163,245,323

General expenses:
Transportation and distribution expenses		7,029,054		7,693,037
Administrative expenses		16,351,136		17,993,638

Total general expenses		23,380,190		25,686,675

Operating income		163,480,811		137,558,648

Other revenues—Net		29,688,967		22,094,136
Comprehensive financing result—Net		8,724,674		14,232,478
Profit / (loss) sharing in non-consolidated subsidiaries, affiliates and others		269,069		(402,878)

Income before taxes and duties		202,163,521		173,482,384
Taxes and duties		197,956,007		172,039,000

Net income for the period	Ps.	4,207,514	Ps.	1,443,384

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011

(Figures stated in thousands of Mexican pesos (note 2))

									Other comprehensive losses
													(Accumulated losses ) retained earnings
	Certificates of contributions “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Derivative financial instruments		Cumulative currency translation effect		For the year		From prior years		Total
Balances as of January 1, 2011	Ps.	96,957,993	Ps.	180,382,423	Ps.	987,535	Ps.	3,446,743	Ps.	(232,378)	Ps.	4,628,672	Ps.	(47,462,608)	Ps.	(352,491,797)	Ps.	(113,783,417)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		47,462,608		(47,462,608)		—
Increase in donation surplus		—		—		—		11,164		—		—		—		—		11,164
Comprehensive income for the year		—		—		—		—		(262,860)		(1,275,838)		4,207,514		—		2,668,816

Balances as of March 31, 2011	Ps.	96,957,993	Ps.	180,382,423	Ps.	987,535	Ps.	3,457,907	Ps.	(495,238)	Ps.	3,352,834	Ps.	4,207,514	Ps.	(399,954,405)	Ps.	(111,103,437)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

(Figures stated in thousands of Mexican pesos (note 2))

									Other comprehensive losses
													(Accumulated losses ) retained earnings
	Certificates of contributions “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Derivative financial instruments		Cumulative currency translation effect		For the year		From prior years		Total
Balances as of January 1, 2010	Ps.	96,957,993	Ps.	180,382,301	Ps.	987,535	Ps.	1,004,346	Ps.	158,531	Ps.	6,161,071	Ps.	(94,662,018)	Ps.	(257,829,779)	Ps.	(66,840,020)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		94,662,018		(94,662,018)		—
Decrease in legal reserve		—		—		(69,778)		—		—		—		—		—		(69,778)
Decrease in donation surplus		—		—		—		(72,164)		—		—		—		—		(72,164)
Comprehensive loss for the year		—		—		—		—		(176,084)		(1,342,670)		1,443,384		—		(75,370)

Balances as of March 31, 2010	Ps.	96,957,993	Ps.	180,382,301	Ps.	917,757	Ps.	932,182	Ps.	(17,553)	Ps.	4,818,401	Ps.	1,443,384	Ps.	(352,491,797)	Ps.	(67,057,332)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos (note 2))

	2011		2010
	(unaudited)		(unaudited)
Operating activities:
Activities related to investing activities:
Income before taxes and duties	Ps.	202,163,521	Ps.	173,482,384
Depreciation and amortization		23,560,649		22,345,608
Impairment of properties, plant and equipment		95,499		—
Profit (loss) sharing in non-consolidated subsidiaries and affiliates		(269,069)		402,878
Disposal of fixed assets		3,653,109		209,350
Unsuccessful wells		2,289,161		1,874,200
Activities related to financing activities:
Foreign exchange fluctuations		(13,569,213)		(33,512,651)
Interest expense		7,755,739		15,751,900

		225,679,396		180,553,669
Funds (used in) provided by operating activities:
Derivative financial instruments		(1,567,531)		6,921,619
Accounts and notes receivable		(28,581,391)		(10,906,503)
Inventories		3,495,282		(957,815)
Other assets		(707,675)		(1,646,286)
Suppliers		4,320,477		(12,294,280)
Accounts payable and accrued expenses		(166,197)		(696,983)
Taxes payable		(190,043,746)		(182,703,079)
Reserve for sundry creditors and others		1,089,892		5,807,722
Contributions and payments for employee benefits		15,743,807		16,303,850
Deferred income taxes		(437,972)		(143,540)

Net cash flow from operating activities		28,824,342		238,374
Investing activities:
Acquisition of fixed assets		(27,583,209)		(38,262,941)

Net cash flows from investing activities		(27,583,209)		(38,262,941)

Cash flow to be obtained from financing activities		1,241,133		(38,024,567)
Financing activities:
Proceeds from new debt		28,720,003		51,488,404
Debt payments, principal only		(27,202,260)		(26,244,923)
Interest payments		(8,838,973)		(15,217,208)

Net cash flows from financing activities		(7,321,230)		10,026,273

Net (decrease) in cash and cash equivalents		(6,080,097)		(27,998,294)
Effects of change in cash value		(785,723)		(1,181,897)
Cash and cash equivalents at the beginning of the period		133,587,080		159,760,316

Cash and cash equivalents at the end of the three-month periods ended March, 2011 and 2010	Ps.	126,721,260	Ps.	130,580,125

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

1	APPROVAL

On April 25, 2011, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2	BASIS OF PRESENTATION

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (each as defined below and together with Petróleos Mexicanos “PEMEX”) as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 are unaudited, while the balance sheet as of December 31, 2010 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, as of and for the year ended December 31, 2010.

3	SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements as of March 31, 2011 have been prepared in accordance with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (Mexican Financial Reporting Standards Board, or “CINIF”).

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refer to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

In accordance with FRS B-3, “Statement of Operations,” PEMEX classified ordinary costs and expenses based on their function. In addition, since PEMEX is an industrial entity, PEMEX’s ordinary costs and expenses are classified in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these condensed consolidated financial statements:

(a)	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10, “Effects of Inflation” (“FRS B-10”).

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the balance sheet date, and include the recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (the “NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008, 2009 and 2010, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b)	Consolidation

The condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the interim financial statements of the Subsidiary Entities and Subsidiary Companies as of December 31, 2010 and March 31, 2011 and 2010.

The Subsidiary Entities are as follows: Pemex-Exploración y Producción (“Pemex-Exploration and Production”); Pemex-Refinación (“Pemex-Refining”); Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and Pemex-Petroquímica (“Pemex-Petrochemicals”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust (i); Fideicomiso F/163(i), RepCon Lux(ii) and Pemex Finance, Ltd.

i.	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”). Amendments to the Ley de Presupuesto y Responsabilidad Hacendaria (Law of Budget and Fiscal Accountability) published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the Mexican FRS financial statements of PEMEX.
ii.	Historically, PEMEX consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol. The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, the company was formally liquidated. Therefore, since that date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c)	Translation of foreign currency financial statements

the condensed financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, in accordance with FRS C-1, “Cash and Cash Equivalents” (“FRS C-1”). As of the date of these condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

In addition, restricted cash and cash equivalents is comprised of excess revenues provided by the Mexican Government to Petróleos Mexicanos pursuant to article 19, fraction IV, clause c) of the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), which

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

may only be used for infrastructure related projects. These excess revenues were previously included in equity (see Note 5).

(e)	Accounts, notes receivable and other

Accounts, notes receivable and other as of March 31, 2011 and as of December 31, 2010 are reported at fair value, net of provisions for returns and discounts and the allowance for doubtful accounts.

Other receivables include, among other items, the negative IEPS tax pending to be credited, employees and officers, domestic and export customers and tax credits, each of which is recorded at its acquisition value.

(f)	Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(g)	Investment in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2010 and March 31, 2011 and 2010. Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

(h)	Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33

Plants and drilling equipment	3-5	20-33

Furniture and fixtures	10-25	4-10

Offshore platforms	4	25

Transportation equipment	4-20	5-25

Pipelines	4	25

Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Note 3(i)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

(i)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations.

(j)	Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX’s information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(k)	Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating any cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life.

(l)	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(m)	Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method.

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining years of employment.

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these condensed unaudited consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(n)	Derivative financial instruments and hedging operations (DFIs)

As of March 31, 2011 and December 31, 2010, and in accordance with Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” derivative financial instruments (“DFIs”) recognized in the balance sheet were valued at their fair value. Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as established in Bulletin C-10.

(o)	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components.

Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

The periodic valuation of debt financial instruments is calculated by considering an instrument’s notional amount, its accrued interest and by amortizing the instrument’s premium or discount during each period throughout the life of an instrument.

(p)	Restatement of equity, other contributions and retained earnings

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made; accumulated losses were generated to the 2007 year-end. As discussed above, as of December 31, 2007, the economic environment became non-inflationary, as defined by FRS B-10.

(q)	Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency, if the functional currency of a foreign subsidiary is different than its recording currency (see Note 3(c)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

(r)	Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

(s)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

(t)	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(u)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(v)	Comprehensive result

Comprehensive result represents the sum of net gain for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions. Until December 31, 2007, comprehensive result also included the effects of inflation restatement of equity on the basis of NCPI factors (see Note 10).

(w)	Comprehensive financing result

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the CFR that is capitalized.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(x)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 12).

(y)	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on crude oil and natural gas production to the temporary differences between the book and the tax values of assets and liabilities at the date of the condensed consolidated financial statements. Deferred taxes on crude oil and natural gas production are derived mainly from customer advances, supplies and fixed assets.

(z)	Accounting changes

In accordance with FRS B-9, “Interim Financial Reporting,” which took effect on January 1, 2011 with retrospective application, PEMEX’s interim financial information for the three-month periods ended March 31, 2011 and 2010 includes statements of changes in shareholders’ equity in condensed and comparative form.

(aa) Reclassifications

PEMEX’s condensed consolidated financial statements as of March 31, 2010 have been reclassified in certain accounts related to the presentation of the statements of cash flows with the purpose of making them comparable with the condensed consolidated financial statements as of March 31, 2011.

The main reclassifications were as follows:

	March 31, 2010
	Previously reported amounts		Reclassification		Reclassified amounts
Income before taxes and duties	Ps.	162,127,937	Ps.	11,354,447	Ps.	173,482,384
Net cash flows from operating activities		3,454,852		(3,216,478)		238,374
Net cash flows from financing activities	Ps.	25,243,482	Ps.	(15,217,208)	Ps.	10,026,274

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

4	FOREIGN CURRENCY EXPOSURE

As of March 31, 2011 and December 31, 2010, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities denominated in foreign currencies as follows:

	Amounts in foreign currency (Thousands)			Period-end exchange rate	Amounts in pesos

	Assets	Liabilities	Net (liability)/asset Position
As of March 31, 2011:
U.S. dollars	12,481,296	(36,060,560)	(23,576,264)	11.9678	(Ps.282,191,916)

Japanese yen	185,224	(187,134,952)	(186,949,728)	0.1451	(27,126,406)
Pounds sterling	3,334	(751,582)	(748,248)	19.1317	(14,315,256)
Euros	43,274	(3,575,230)	(3,531,956)	16.8614	(59,553,723)
Swiss Franc	511,466	(1,008,588)	(497,122)	12.9845	(6,454,881)
Canadian Dollars	79	(2,974)	(2,895)	12.2696	(35,520)

Total liability position, before foreign currency hedging					(Ps.389,677,702)

	Amounts in foreign currency (Thousands)			Period-end exchange rate	Amounts in pesos

	Assets	Liabilities	Net (liability)/asset Position
As of December 31, 2010:
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	(Ps.308,695,891)

Japanese yen	—	(190,574,762)	(190,574,762)	0.1526	(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463	(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733	(61,040,458)
Swiss Franco	506,316	(1,008,516)	(502,200)	13.2757	(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354	(68,619)

Total liability position, before foreign currency hedging					(Ps.420,367,177)

5	CASH AND CASH EQUIVALENTS:

As of March 31, 2011 and December 31, 2010, cash and cash equivalents were as follows:

	As of March 31, 2011		As of December 31, 2010
Cash on hand and in banks	Ps.	89,982,229	Ps.	108,293,706
Restricted cash and cash equivalents(1)		2,312,182		2,286,227
Marketable securities		34,426,849		23,007,146

Total	Ps.	126,721,260	Ps.	133,587,079

(1)	In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenues Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals, increase the equity of Petróleos Mexicanos and the Subsidiary Entities. Pursuant to new FRS C-1, restricted cash and cash equivalents, which consists of the Trade Commission Funds, is now presented under the line item Cash and cash equivalents on PEMEX’s balance sheet.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

6	ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of March 31, 2011 and December 31, 2010, accounts, notes receivable and other were as follows:

	As of March 31, 2011		As of December 31, 2010
Domestic customers	Ps.	48,982,055	Ps.	35,412,605
Export customers		54,669,479		39,398,026
Negative IEPS Tax pending to be credited		11,572,514		6,031,103
Employees and officers		4,636,060		4,525,102
Tax credits		2,058,025		10,554,474
Sundry debtors		29,639,782		26,270,216
Other accounts receivable		14,029,933		252,710
Less allowance for doubtful accounts		1,363,298		1,556,853

Total	Ps.	164,224,550	Ps.	120,887,383

7	INVENTORIES:

As of March 31, 2011 and December 31, 2010, inventories were as follows:

	As of March 31, 2011		As of December 31, 2010
Crude oil, refined products, derivatives and petrochemical products	Ps.	29,980,074	Ps.	32,738,370
Materials and supplies in stock		5,152,591		5,862,570
Materials and products in transit		163,214		220,479
Less allowance for slow-moving and obsolete inventory		753,600		783,859

Total	Ps.	34,542,278	Ps.	38,037,560

8	WELLS, PIPELINES, PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2011 and December 31, 2010, the components of wells, pipelines, property, plant and equipment were as follows:

	As of March 31, 2011		As of December 31, 2010
Plants	Ps.	446,695,745	Ps.	444,200,140
Drilling equipment		25,868,852		25,898,978
Pipelines		317,258,693		317,133,853
Wells		796,341,196		777,424,205
Buildings		58,120,109		57,466,793
Offshore platforms		206,041,352		205,535,391
Furniture and equipment		45,022,558		41,488,695
Transportation equipment		14,827,921		18,493,198

		1,910,176,426		1,887,641,253
Less:
Accumulated depreciation and amortization		1,015,925,885		997,414,572

Net value		894,250,541		890,226,681
Land		41,260,347		41,241,296
Construction in progress		123,378,632		128,813,942
Fixed assets to be disposed of		1,043,140		1,105,982

Total	Ps.	1,059,932,660	Ps.	1,061,387,901

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

The combined depreciation of fixed assets and amortization of wells recognized in cost and operating expenses for the three month periods ended March 31, 2011 and 2010 was Ps. 23,560,649 and Ps. 22,345,608, respectively.

9	DEBT

In the period from January 1 to March 31, 2011, the significant financing activities of Petróleos Mexicanos were as follows:

•	On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

•

On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes at a floating rate, which mature in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

10	COMPREHENSIVE INCOME (LOSS)

The Comprehensive income (loss) as of and for the three month periods ended March 31, 2011 and 2010 are set forth below:

	March 31, 2011		March 31, 2010
Net income (loss) for the three-month period ended	Ps.	4,207,514	Ps.	1,443,384
Derivative financial instruments		(262,860)		(1,342,670)
Conversion effect		(1,275,838)		(176,084)

Comprehensive income (loss) as of the end of the period end	Ps.	2,668,816	Ps.	(75,370)

11	COMMITMENTS

(a)	PEMEX, through Pemex-Exploration and Production, is party to an evergreen contract to sell to PMI CIM crude oil INTENDED for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex and extending the original contract until

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

2027. As of March 31, 2011 and December 31, 2010, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 13,260,500 and Ps. 14,180,472, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contract.

The estimated future payments under these contracts are as follows:

	As of March 31, 2011
2011	Ps.	1,152,500
2012		1,861,292
2013		1,261,063
2014		1,276,653
2015		1,295,619
Over 5 years		6,413,373

Total	Ps.	13,260,500

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo-Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of March 31, 2011, the value of the nitrogen to be supplied during the remaining term of the contract was approximately Ps. 1,351,428. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

The estimated future payments under this contract are as follows:

	As of March 31, 2011
2011 remaining quarters	Ps.	371,354
2012		488,938
2013		98,762
2014		98,762
2015		98,762
2016 to 2017		194,850

Total	Ps.	1,351,428

(d)	As of March 31, 2011, PEMEX entered into Financed Public Work Contracts (“FPWCs”) with contract terms of various lengths, up to 2024, for a total contracted amount of U.S. $ 5,537,585.

(e)	At March 31, 2011 and 2010, PEMEX had entered into contracts with several contractors for the development of various infrastructure works for an estimated total amount of Ps. 303,751,891 and Ps. 452,143,829, respectively.

12	CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2011 and December 31, 2010 the reserve for environmental remediation expenses totaled Ps. 5,202,552 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of March 31, 2011, PEMEX had accrued a reserve of Ps. 8,082,780 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs, which was presented to the Court on March 15, 2011, is being finalized. As of the date of this report, a final award from the Court is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) informed Pemex-Exploration and Production of the results of its review of the financial statements of Pemex-Exploration and Production for 2006, in respect of Federal Taxes, Value Added Tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. As of this date, the Tax Management Service has not yet filed a response to this claim.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any seizure of assets ordered against Pemex-Exploration and Production in the United States. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, a constitutional relief known as amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of Mexico). On March 25, 2011, the Supreme Court of Justice of Mexico accepted the case. As of the date of this report, the Court has not yet ruled on this appeal.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. The appeals (No. 25/2010-I) are being resolved before the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In February 2010, the Tax Management Service informed Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for 2006, in respect of Federal Taxes, Value Added Tax and Hydrocarbons Income Tax. On September 20, 2010 the Tax Management Service determined that Pemex-Refining had failed to deliver the full Value Added Tax owing by it, and assessed fees and fines for a total amount of Ps. 1,553,371 (of which Pemex-Refining was notified on September 22, 2010). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, the claim was accepted by the Court. As of this date, the Tax Management Service has not filed a response to this claim. In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,700, due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution with the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit); both filings for amparo (No. D. C. 03/2010 and No. D.C. 04/2010) were settled in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

of the plaintiff. The court ordered that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit issued a resolution ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. As a result, on March 4, 2011, Pemex-Refining was required to comply with the final judgment issued by the Second Unit Civil and Administrative Court of the First Circuit. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on May 24, 2011.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the possible contamination of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked both subject matter and territorial jurisdiction to hear it. This objection was denied on September 3, 2010. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was partially granted on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution before the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas. A judgment was issued granting both amparos and, as a result, as of this date, PEMEX is awaiting the issuance of a new resolution as required by the Second Unit Court’s ruling.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A constitutional hearing was held on January 31, 2011, resolving Bardahl’s complaint. Impulsora’s claim was then transferred to the Juzgado Segundo de Distrito Auxiliar (Second Auxiliary District Court) in Guadalajara, Jalisco (No. 170/2011). As of the date of this report, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25,800 in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360,900 in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12,600 for unauthorized wages and salaries and Ps. 176,800 for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. As of this date, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en material Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo (No. 46/2008-VIII) was granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied and on December 23, 2008, the District Judge granted Pemex-Refining the amparo. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009). A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted, thereby requiring the Federal Competition Commission to issue a new resolution

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

based on the existing evidence. The Federal Competition Commission appealed this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210,692. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

13	BUSINESS SEGMENT INFORMATION

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas, as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of March 31, 2011 and for the three-month period then ended
Trade sales	Ps.	—	Ps.	139,318,180	Ps.	32,223,438	Ps.	7,773,875	Ps.	172,151,002	Ps.	—	Ps.	351,466,495
Intersegment sales		280,122,087		16,455,954		18,313,838		3,531,449		103,119,896		(421,543,224)		—
Services income		—		749,913		—		—		688,924		(205,214)		1,233,623
Sales cost		53,312,377		199,413,320		49,477,784		10,872,108		262,768,072		(410,004,544)		165,839,117
Gross income (loss)		226,809,710		(42,889,273)		1,059,492		433,216		13,191,750		(11,743,894)		186,861,001
Operating income (loss)		219,046,483		(54,194,095)		(1,726,671)		(2,232,564)		2,688,527		(100,868)		163,480,812
Other income net		508,194		28,039,065		534,270		241,871		164,368		201,199		29,688,967
Interest paid		14,451,929		2,734,559		2,424,386		132,640		22,550,562		(30,384,874)		11,909,202
Interest income		(9,291,627)		(62,395)		(3,029,490)		(4,410)		(28,354,706)		30,425,326		(10,317,302)
Comprehensive financing result		2,168,088		(1,448,981)		718,074		(122,860)		7,450,805		(40,451)		8,724,675
Profit sharing in non consolidated subsidiaries affiliates and others		2,272		—		—		—		(472,781)		739,578		269,069
Depreciation and amortization		20,058,296		2,246,484		813,213		293,770		148,886		—		23,560,649
Cost of employee benefits		9,738,390		9,267,170		2,124,840		2,461,042		5,261,178		—		28,852,620
Taxes and duties		193,907,712		—		(17,828)		4,887		4,061,236		—		197,956,007
Total assets		1,566,528,801		576,008,072		142,314,655		109,365,983		1,889,730,194		(2,880,142,189)		1,403,805,516
Current assets		774,487,974		373,142,973		98,143,596		90,408,410		947,587,874		(1,958,282,739)		325,488,088
Investments in shares and securities		755,492		157,094		1,984,640		—		390,831,136		(382,833,328)		10,895,034
Fixed assets		788,467,492		202,040,662		41,878,279		17,781,854		9,764,372		—		1,059,932,659
Acquisitions of fixed assets		24,438,200		2,946,900		344,500		292,100		43,200		—		28,064,900
Current liabilities		453,191,508		350,473,171		27,276,392		19,360,737		1,317,108,708		(1,948,614,277)		218,796,239
Reserve for employee benefits		233,599,998		230,486,168		57,002,037		63,384,792		92,635,877		—		677,108,872
Total liabilities		1,254,969,590		617,785,970		92,691,094		83,379,608		1,963,399,408		(2,497,316,717)		1,514,908,953
Equity		311,559,211		(41,777,898)		49,623,561		25,986,375		(73,669,214)		(382,825,472)		(111,103,437)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Figures stated in thousands of Mexican pesos, except as noted (note 2))

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of March 31, 2010 and for the three-month period then ended
Trade sales	Ps.	—	Ps.	124,750,093	Ps.	34,354,603	Ps.	6,680,935	Ps.	140,661,311	Ps.	—	Ps.	306,446,942
Intersegment sales		244,283,781		17,265,005		20,445,111		3,787,823		79,196,162		(364,977,882)		—
Services income		—		917,470		—		—		11,558,551		(11,047,781)		1,428,240
Sales cost		54,004,797		172,094,203		53,624,087		10,867,876		208,197,613		(354,158,716)		144,629,860
Gross income (loss)		190,278,985		(29,161,635)		1,175,628		(399,118)		12,409,559		(11,058,096)		163,245,323
Operating income (loss)		181,963,632		(41,537,664)		(1,514,445)		(3,930,905)		2,826,291		(248,261)		137,558,648
Other income net		21,521,347		(22,816,193)		(303,925)		(4,261,316)		2,195,132		5,108,339		1,443,384
Interest paid		13,667,517		3,227,034		2,037,067		102,817		23,326,161		(20,228,185)		22,132,411
Interest income		(1,487,710)		(47,879)		(2,620,165)		(5,398)		(24,898,918)		20,228,185		(8,831,885)
Comprehensive financing result		(9,167,768)		832,167		(1,085,972)		97,646		(4,908,551)		—		(14,232,478)
Profit sharing in non consolidated subsidiaries affiliates and others		—		—		—		—		(5,519,098)		5,116,220		(402,878)
Depreciation and amortization		18,826,114		2,199,438		875,087		284,406		160,563		—		22,345,608
Cost of employee benefits		9,904,000		10,008,025		2,033,945		2,753,495		4,713,354		—		29,412,819
Taxes and duties		170,088,488		1,438,011		123,411		79,172		309,918		—		172,039,000

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of December 31, 2010
Total assets		1,532,989,752		573,181,071		144,514,505		108,151,144		1,878,731,690		(2,844,852,888)		1,392,715,274
Current assets		740,040,846		370,842,051		99,868,803		89,198,563		917,048,061		(1,903,569,091)		313,429,233
Investments in shares and securities		753,219		157,094		1,983,237		—		393,300,227		(385,077,697)		11,116,080
Fixed assets		789,473,758		201,826,731		42,383,097		17,793,522		9,910,793		—		1,061,387,901
Acquisitions of fixed assets		176,378,800		24,585,500		3,631,300		2,217,300		1,209,800		—		208,022,700
Current liabilities		433,338,544		323,872,240		29,850,392		17,323,008		1,294,574,159		(1,891,704,715)		207,253,628
Reserve for employee benefits		228,029,915		225,323,759		55,740,944		62,105,361		90,165,086		—		661,365,065
Total liabilities		1,249,247,867		587,354,957		94,353,467		80,046,330		1,955,267,780		(2,459,771,710)		1,506,498,691
Equity		283,741,885		(14,173,886)		50,161,038		28,104,814		(76,536,090)		(385,081,178)		(113,783,417)

14	SUBSEQUENT EVENTS

On April 25, 2010, the exchange rate was Ps. 11.6294 per dollar, which represents a 2.3% depreciation in dollar terms as compared to the March 31, 2011 exchange rate which was Ps. 11.9084.

On April 25, 2010, the price of crude oil mix was U.S. $110.75 per barrel, a decrease of 5.4% as compared to the price as of March 31, 2011, of U.S. $105.07 per barrel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: May 25, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.